Exhibit 99.1

DEFSEC TECHNOLOGIES INC.
(formerly KWESST MICRO SYSTEMS INC.)

AMENDED AND RESTATED NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR WITH RESPECT TO THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 19, 2026

Dated JANUARY 14, 2026

This amended and restated management information circular replaces and supersedes the management information circular dated January 5, 2026 and filed on January 12, 2026, to reflect: (i) the increase in the number of directors to be fixed from six (6) to seven (7); (ii) the addition of Niel Marotta as a director nominee; (iii) the treatment of completed and received proxies prior to the date hereof; and (iv) the change of the meeting date to February 19, 2026. This amended and restated management information circular is unchanged in all other respects.

DEFSEC TECHNOLOGIES INC.
AMENDED AND RESTATED NOTICE OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares (the "Common Shares") in the capital of DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) (the "Company") will be held on February 19, 2026, at 3:00 p.m. (Ottawa time) at the head corporate office of the Company at 80 Hines Road, Unit #300 Ottawa, Ontario K2K 2T8, which will also be accessible via the online Microsoft Teams platform as set out below. The Meeting is being held for the following purposes:

1.	to receive and consider the annual audited financial statements of the Company for: (i) the financial years ended September 30, 2025 and 2024; and (ii) the financial years ended September 30, 2024 and 2023, together with the notes thereto and the independent auditor's report thereon for each respective financial year;

2.	to appoint MNP LLP, Chartered Professional Accountants as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

3.	to fix the number of directors for the ensuing year at seven (7), subject to such increases as may be permitted by the constating documents of the Company;

4.	to approve the election of the directors of the Company;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution confirming and approving the amended and restated long-term incentive plan of the Company (the "LTIP"), as described under "Business to be Transacted at the Meeting – Long-Term Incentive Plan" in the Circular; and

6.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Information relating to the matters to be brought before the Meeting is set forth in the amended and restated management information circular dated January 14, 2026 (the "Circular").

To join the Meeting via Microsoft Teams, please use the following:

Meeting URL: https://www.microsoft.com/microsoft-teams/join-a-meeting

Meeting ID: 291 946 285 601 81
Meeting Passcode: eg3vh6hG

Audio conference:

Canada (Toll-free): +1 (833) 780-1773
Phone conference ID: 147 479 52#

Please note that you will not be able to vote or participate in the Meeting via the online Microsoft Teams platform. If you intend to listen to the Meeting via Microsoft Teams, you must vote on the matters prior to the Meeting by proxy or voting instruction form.

Notice and Access

The Company has elected to use "notice-and-access" rules ("Notice-and-Access") under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of Proxy-Related Materials (as defined below) to Shareholders who do not hold shares of the Company in their own names (referred to herein as "Beneficial Shareholders"). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR+ and on one additional website, rather than mailing paper copies. "Proxy-Related Materials" refers to this notice of meeting, the Circular, the form of proxy, the voting instruction form ("VIF") and the annual audited financial statements of the Company for the financial years ended September 30, 2025 and 2024; and the financial years ended September 30, 2024 and 2023, together with the notes thereto, the independent auditor's report thereon and the management discussion and analysis thereon for each respective year. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company's printing and mailing costs. Shareholders are reminded to view the Proxy-Related Materials prior to voting. The Proxy-Related Materials can be viewed online under the Company's website (Investors tab) and its profile on SEDAR+ at www.sedarplus.ca or on the website of TSX Trust Company (the "Transfer Agent"), the Company's transfer agent and registrar, at: https://docs.tsxtrust.com/vpc6ku9lxy. The Proxy-Related Materials will remain posted on the Transfer Agent's website at least until the date that is one year after the date the Proxy-Related Materials were posted. The Company will not be adopting stratification procedures in relation to the use of Notice-And-Access. All Shareholders are reminded to review the Proxy-Related Materials before voting.

Shareholders may request paper copies of the Proxy-Related Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy-Related Materials are posted on the Transfer Agent's website. In order to receive a paper copy of the Proxy-Related Materials or if you have questions concerning Notice-And-Access, please call or email TSX Trust Company, toll free at 1-866-600-5869 or tsxtis@tmx.com. Requests should be received by February 2, 2026 in order to receive the Proxy-Related Materials in advance of the Meeting.

Record Date

The board of directors of the Company has fixed January 2, 2026, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

How to Vote

Proxies must be deposited with the Transfer Agent not later than 3:00 p.m. (Ottawa time) on February 17, 2026 (the "Proxy Deadline"), or if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays, and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the Proxy Deadline without notice.

If you are unable to attend the Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided herewith. Forms of proxy must be deposited with the Transfer Agent no later than the Proxy Deadline by using one of the following methods:

By Hand or Mail Delivery	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario, M5H 4H1
Facsimile:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12-digit control number (located on the form of proxy accompanying the Circular)

The proxy of a Shareholder who completes a form of proxy, but who still attends the Meeting and participates in any vote, will be automatically revoked. If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

If you have already completed and returned a form of proxy using the original form of proxy (the "Original Proxy") provided in connection with the management information circular dated January 5, 2026, your Original Proxy will remain valid. Any Original Proxy received from a Shareholder shall be used, pursuant to the discretionary authority conferred by the form of proxy, to vote: (i) "FOR" the number of directors of the Company to be set at seven (7); and (ii) "FOR" the election of Niel Marotta as a director of the Company. You do not need to complete a new form of proxy unless you wish to vote "AGAINST" or "WITHHOLD", as applicable, on either of these resolutions. If you wish to vote "AGAINST" or "WITHHOLD", as applicable, on either of these resolutions you may do so by filing a new proxy as discussed in the attached Circular under "Revocability of Proxy". Any newly filed proxy shall automatically supersede and revoke the Original Proxy.

DATED at Ottawa, Ontario as of January 14, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "David Luxton"
David Luxton
Chairman

Table of Contents

Page

SECTION 1 SOLICITATION OF PROXIES BY MANAGEMENT		1
1.1	General Information	1
1.2	Internet availability of proxy materials	2
1.3	Participation in the Meeting	2
1.4	Proxy-Related Information	3

SECTION 2 BUSINESS TO BE TRANSACTED AT THE MEETING		7
2.1	Financial Statements	7
2.2	Appointment of Auditors	7
2.3	Setting the Number of Directors	7
2.4	Election of Directors	7
2.5	Long-Term Incentive Plan	12

SECTION 3 DIRECTOR AND EXECUTIVE COMPENSATION		19
3.1	Compensation Discussion and Analysis	19
3.2	Compensation Philosophy and Objectives	20
3.3	Compensation Governance and Process	21
3.4	Elements of Compensation	21
3.5	Benefits Plans	24
3.6	External Compensation Consultants	24
3.7	Assessment of Risks Associated with Compensation Policies and Practices	24
3.8	Performance Graph	24
3.9	Summary Compensation Table	26
3.10	Outstanding Equity Awards	28
3.11	Securities authorized for issuance under Equity Compensation Plans	34
3.12	Statement of Corporate Governance	34

SECTION 4 ADDITIONAL INFORMATION		39
4.1	Audit and Compensation Committee information	39
4.2	External Auditor Services Fees	41
4.3	Indebtedness of directors and executive officers	41
4.4	Interest of informed persons in material transactions	41
4.5	Availability of Disclosure Documents and Additional Information	41
4.6	Other Business	42
4.7	Authorization	42

APPENDIX "A" AUDIT COMMITTEE CHARTER	A-1

APPENDIX "B" AMENDED AND RESTATED LONG-TERM PERFORMANCE INCENTIVE PLAN	B-1

- i -

DEFSEC TECHNOLOGIES INC.
(FORMERLY KWESST MICRO SYSTEMS INC.)
(NASDAQ: DFSC, DFSCW) (TSXV: DFSC, DFSC.WT.U)

AMENDED AND RESTATED MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 19, 2026

Section 1
SOLICITATION OF PROXIES BY MANAGEMENT

1.1	General Information

This amended and restated management information circular (this "Circular") is furnished in connection with the solicitation of proxies by the management ("Management") and the board of directors (the "Board") of DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) (the "Company") for use at the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") in the capital of the Company referred to in the accompanying amended and restated notice of annual and special meeting of Shareholders (the "Notice") for the purposes set forth therein, to be held on February 19, 2026 at 3:00 p.m. (Ottawa time) at the head corporate office of the Company at 80 Hines Road, Unit #300 Ottawa, Ontario K2K 2T8, which will also be accessible via the online Microsoft Teams platform as set out below under "1.3 Participation in the Meeting – (b) How to Participate at the Meeting."

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice, this Circular, a voting instruction form ("VIF") and the annual audited financial statements of the Company for the financial years ended September 30, 2025 and 2024; and the financial years ended September 30, 2024 and 2023, together with the notes thereto, the independent auditor's report thereon and the management discussion and analysis thereon for each respective year (collectively the "Proxy-Related Materials") to the beneficial owners of the Common Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Company. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice.

The information contained herein is given as of January 14, 2026, except where otherwise indicated. Unless otherwise indicated, all references to "dollars" and the symbol "$" in this Circular are to Canadian dollars.

If you hold Common Shares through a broker, investment dealer, bank, trust company, nominee or other intermediary (collectively, an "Intermediary"), you should contact your Intermediary for instructions and assistance in voting the Common Shares that you beneficially own.

This solicitation is made on behalf of Management of the Company. No director has informed Management in writing that they intend to oppose any action intended to be taken by Management at the Meeting.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Please read this Circular carefully to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

1.2	Internet availability of proxy materials

The Company has elected to use "notice-and-access" rules ("Notice-and-Access") under NI 54-101 for distribution of Proxy-Related Materials (as defined below) to Shareholders who do not hold shares of the Company in their own names (referred to herein as "Beneficial Shareholders"). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR+ and on one additional website, rather than mailing paper copies. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company's printing and mailing costs. Shareholders are reminded to view the Proxy-Related Materials prior to voting. Proxy-Related Materials can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca or on the website of TSX Trust Company (the "Transfer Agent"), the Company's transfer agent and registrar, at: https://docs.tsxtrust.com/vpc6ku9lxy. The Proxy-Related Materials will remain posted on the Transfer Agent's website at least until the date that is one year after the date the Proxy-Related Materials were posted. The Company will not be adopting stratification procedures in relation to the use of Notice-And-Access. All Shareholders are reminded to review the Proxy-Related Materials before voting.

Shareholders may request paper copies of the Proxy-Related Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy-Related Materials are posted on the Transfer Agent's website. In order to receive a paper copy of the Proxy-Related Materials or if you have questions concerning Notice-And-Access, please call or email TSX Trust Company, toll free at 1-866-600-5869 or tsxtis@tmx.com. Requests should be received by February 2, 2026 in order to receive the Proxy-Related Materials in advance of the Meeting.

1.3	Participation in the Meeting

Where and When the Meeting Will Be Held

The Meeting will be held, for the purposes set forth in the accompanying Notice of Meeting, in person at the head corporate office of the Company at 80 Hines Road, Unit #300 Ottawa, Ontario K2K 2T8 on February 19, 2026, at 3:00 p.m. (Ottawa time).

How to Participate at the Meeting

The Company is holding the Meeting in person and Shareholders will also be able to attend the Meeting via the online Microsoft Teams platform as set out below, however Shareholders who attend the Meeting via Microsoft Teams will not be permitted to vote or otherwise participate in the Meeting.

To join the Meeting via Microsoft Teams, please use the following:

Meeting URL: https://www.microsoft.com/microsoft-teams/join-a-meeting

Meeting ID: 291 946 285 601 81
Meeting Passcode: eg3vh6hG

Audio Conference:

Canada (Toll-free): +1 (833) 780-1773
Phone conference ID: 147 479 52#

Shareholders who own Common Shares that are registered in their name (each, a "Registered Shareholder") and duly appointed proxyholders who participate by attending in person will be able to ask questions and vote during the Meeting.

Shareholders who are not Registered Shareholders (each, a "Beneficial Shareholder") who wish to vote in person during the Meeting must duly appoint themselves as proxyholder. See "1.4 Proxy-Related Information". Beneficial Shareholders who have not duly appointed themselves as proxyholder may still attend the Meeting as guests, but will not be able to vote.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, will be able to attend the Meeting via Microsoft Teams and listen to the proceedings of the Meeting but will not be able to vote.

1.4	Proxy-Related Information

Attendance and Voting

Only Registered Shareholders, or the persons they appoint as their proxies, are permitted to attend, speak and vote on all matters that may properly be voted upon at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions provided by your Intermediary. See "1.4(b) Appointment of Third Party as Proxy."

If you have already completed and returned a form of proxy using the original form of proxy (the "Original Proxy") provided in connection with the management information circular dated January 5, 2026, your Original Proxy will remain valid. Any Original Proxy received from a Shareholder shall be used, pursuant to the discretionary authority conferred by the form of proxy, to vote: (i) "FOR" the number of directors of the Company to be set at seven (7); and (ii) "FOR" the election of Niel Marotta as a director of the Company. You do not need to complete a new form of proxy unless you wish to vote "AGAINST" or "WITHHOLD", as applicable, on either of these resolutions. If you wish to vote "AGAINST" or "WITHHOLD", as applicable, on either of these resolutions you may do so by filing a new proxy as discussed in this Circular under "Revocability of Proxy". Any newly filed proxy shall automatically supersede and revoke the Original Proxy.

All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record, unless specifically stated otherwise.

Appointment of Third Party as Proxy

The persons named in the enclosed form of proxy are officers and/or directors and each is a designee of Management (collectively, the "Management Designees"). Management Designees will vote IN FAVOUR of each of the matters specified in the Notice of Meeting and all other matters proposed by Management at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person (including a corporation), who need not be a Shareholder (a "third party proxyholder"), to represent, attend, participate or vote at the Meeting on such Shareholder's behalf, other than the Management Designees. A Shareholder may exercise this right by completing the steps set forth below and depositing the completed proxy to TSX Trust Company, the Transfer Agent, prior to 3:00 p.m. (Ottawa time) on February 17, 2026 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting (the "Proxy Deadline").

The following applies to Shareholders who wish to appoint a person other than the Management Designees (including someone who is not a Shareholder) set forth in the form of proxy or voting instruction form as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. If you are a Beneficial Shareholder located in the United States, you must also provide the Transfer Agent with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See "1.4(c) Legal Proxy – United States Beneficial Shareholders".

If you are a Beneficial Shareholder and wish to attend, participate or vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you are unable to attend the Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided herewith. Forms of proxy must be deposited with the Transfer Agent no later than the Proxy Deadline by using one of the following methods:

By Hand or Mail Delivery:	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario, M5H 4H1
Facsimile:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12-digit control number (located on the form of proxy accompanying this Circular)

The proxy of a Shareholder who completes a form of proxy, but who still attends the Meeting and participates in any vote, will be automatically revoked. If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

Legal Proxy – United States Beneficial Shareholders

If you are a Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting in person or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to the Transfer Agent prior to the Proxy Deadline.

Refusal of Proxy

The Company may refuse to recognize any instrument of proxy received later than the Proxy Deadline.

Revocability of Proxy

A Shareholder who has given a proxy has the power to revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by:

(i)	signing a proxy with a later date and delivering it to the place noted above prior to the Proxy Deadline;

(ii)	signing and dating a written notice of revocation and delivering it to the Transfer Agent, or by transmitting a revocation by telephonic or electronic means, to the Transfer Agent, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(iii)	attending the Meeting or any adjournment or postponement of the Meeting and registering with the scrutineer as a Shareholder present.

Advice to Beneficial Shareholders

The information in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their Common Shares in their own name. Beneficial Shareholders are advised that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of CDS & Co. (the registration name for CDS is Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its Intermediary (or the agent of the Intermediary) is substantially similar to the form of proxy provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the Intermediary or agent of the Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions regarding the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting in person and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their Intermediary (or the Intermediary's agent) in accordance with the instructions provided by such Intermediary.

For purposes of applicable securities regulatory policies relating to the dissemination of proxy-related materials and other securityholder materials and the request for voting instructions from Beneficial Shareholders, there are two categories of Beneficial Shareholders. Non-objecting Beneficial Shareholders ("NOBOs") are Beneficial Shareholders who have advised their Intermediary that they do not object to their Intermediary disclosing ownership information to the Company, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Company. Objecting Beneficial Shareholders ("OBOs") are Beneficial Shareholders who have advised their Intermediary that they object to their Intermediary disclosing such ownership information to the Company. The Company will send the Proxy-Related Materials directly to NOBOs under NI 54-101. The Company intends to pay for Intermediaries to forward the Proxy-Related Materials to OBOs under NI 54-101.

Exercise of Discretion with Respect to Proxies

The Common Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions contained in a proxy. In the absence of any such direction, such Common Shares will be voted IN FAVOUR of each of the matters set forth in the Notice of Meeting and in this Circular and all other matters proposed by Management at the Meeting.

If any amendment or variation to matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, Management is not aware of any amendments or variations or other matters to come before the Meeting.

Any Original Proxy received from a Shareholder shall be used, pursuant to the discretionary authority conferred by the form of proxy, to vote: (i) "FOR" the number of directors of the Company to be set at seven (7); and (ii) "FOR" the election of Niel Marotta as a director of the Company.

Quorum

The quorum for the transaction of business at any meeting of Shareholders is two persons present and holding or representing by proxy at least five percent of the outstanding Common Shares. In the event that a quorum is not present within such reasonable time after the time fixed for the holding of the Meeting as the persons present and entitled to vote at the Meeting may determine, such persons may adjourn the Meeting to a fixed time and place.

Record Date

The Board has fixed January 2, 2026 (the "Record Date") as the record date for the determination of the Shareholders entitled to receive notice of the Meeting. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Section 2
BUSINESS TO BE TRANSACTED AT THE MEETING

2.1	Financial Statements

The annual audited financial statements of the Company for: (i) the financial years ended September 30, 2025 and 2024; and (ii) the financial years ended September 30, 2024 and 2023, together with the notes thereto and the independent auditor's report thereon for each respective year, will be presented at the Meeting.

2.2	Appointment of Auditors

At the Meeting, Shareholders will be requested to appoint MNP LLP, Chartered Professional Accountants as the auditor of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors' remuneration.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted FOR the appointment of MNP LLP, Chartered Professional Accountants as the auditor of the Company to hold office until the next annual meeting of the Shareholders of the Company and authorizing the directors to fix its remuneration.

2.3	Setting the Number of Directors

The Board presently consists of seven (7) directors. It is proposed to set the number of directors for the following year at seven (7). This requires the approval of the shareholders by resolution, which approval will be sought at the Meeting.

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted "FOR" the number of directors of the Company to be set at seven (7). Any Original Proxy received from a Shareholder, unless a superseding proxy was signed and delivered at a later date by such Shareholder, shall be used, pursuant to the discretionary authority conferred by the form of proxy, to vote "FOR" the number of directors of the Company to be set at seven (7).

2.4	Election of Directors

The affairs of the Company are managed by the Board. The members of the Board are elected annually, on an individual basis, at each annual meeting of Shareholders. At the Meeting, the number of directors proposed for election will be seven (7), as listed below, all of whom are currently directors of the Company. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Management also does not foresee that any of these nominees will be unable or, for any reason, unwilling to perform their duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the Shareholder in the form of proxy to abstain from voting on the election of directors.

The enclosed form of proxy allows the Shareholders to direct proxyholders to vote individually for each of the nominees as a director of the Company. Unless instructions are given to withhold from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote FOR the election of each of the seven (7), nominees whose names are listed below. Any Original Proxy received from a Shareholder, unless a superseding proxy was signed and delivered at a later date by such Shareholder, received from such Shareholder shall be used, pursuant to the discretionary authority conferred by the form of proxy, to vote "FOR" the election of Niel Marotta as a director of the Company.

Each director elected at the Meeting will hold office until the next annual meeting or until their successor is duly elected or appointed, unless they resign or their office becomes vacant by removal, death or other cause.

In order for the resolution to be passed, approval by the majority of the votes cast by all of the holders of Common Shares, in person and by proxy at the Meeting, is required.

The following table sets forth the names of all persons to be nominated for election as directors, their place of residence, position held, and periods of service with the Company, their principal occupations, and the approximate number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by them, as of the Record Date.

Name, Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Company Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
David Luxton Merrickville, Ontario Chairman and Director	• From 2003 to present: President and Owner of DEFSEC Corporation; • From 2017 to present: Senior Strategic Advisor to University of Ottawa; • From 2010 to 2021: Chairman of Allen-Vanguard Corporation; • From 2015 to 2018: Advisor, Executive Chairman to United Tactical Systems.	October 2019	8,691
Sean Homuth Pembroke, Ontario President & CEO and Director	• November 2023 to present: President and CEO of the Company; • June 2023 to November 2023: CFO and Chief Compliance Officer of the Company; • September 2021 to June 2023: Chief Strategy Officer of the OpenNMS Group; • May 2021 to September 2021: Director FP&A of the OpenNMS Group; • April 2020 to May 2021: Chief Executive Officer of North Bud (as defined herein) on full-time medical leave; • December 2019 to April 2020: active Chief Executive Officer of North Bud; • October 2019 to December 2019: Chief Financial Officer of North Bud.	August 2024	47

Name, Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Company Since	Number of Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed
Paul Fortin Ashton, Ontario Director	• From 2020 to present: Principal of the Fortin Consulting Group; • From 2011 to 2019: Director of International Business Development at Borden Ladner Gervais LLP.	September 2020	Nil
Paul Mangano Kennebunkport, Maine (United States) Director	• From 2022 to present: CEO OnPoint Systems LLC; • From 2020 to 2022: General Manager at Beretta/Steiner Optics; • From 2016 to 2020: Management consultant at Surculus Advisors LLC.	September 2020	21
Rick Hillier Ottawa, Ontario Director	• Advisor to the Company and Director of the Company since December 2023.	December 2023	Nil
James Yersh Ontario, Canada Proposed Director

•      From May 2025 to present: President at PointClickCare;

•      From Nov 2023 to May 2025: Chief Revenue Officer, Senior Care at PointClickCare;

•      From May 2022 to Nov 2023: CFO at PointClickCare;

•      From Feb 2021 to Apr 2022: CFO at Mitel;

•      From 2018 to Feb 2021: Chief Adminstrative Officer at eSentire.

		January 2025	Nil
Niel Marotta Ontario, Canada Proposed Director	• From January 2025 to present: CEO and Director of Sun Summit Minerals Corp.; • From December 2017 to November 2024: CEO and Director of Indiva Limited	January 2026	Nil

There are no contracts, arrangements or understandings between any nominee and any other person (other than the Company's directors and officers acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director, except as disclosed under Section 3 – Director and Executive Compensation.

All of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which an information circular was issued, except for Messrs. Yersh and Marotta, who were appointed to the Board in January 2025 and January 2026, respectively, and are standing for election by the Shareholders for the first time. The following sets out the biographical information relating to Messrs. Yersh and Marotta.

James Yersh

Mr. Yersh has over two decades of experience holding senior executive-level roles across finance, administration, and go-to-market functions at SaaS-oriented and technology companies. Mr. Yersh is currently the President, at PointClickCare where he oversees the complete customer journey, with a mission to drive tighter integration and seamless customer experiences by spearheading various aspects of the Senior Care market, including customer care, customer success, implementation, operations, and sales. Prior to this role, Mr. Yersh was previously the Chief Revenue Officer, Senior Care and CFO of PointClickCare. Prior to joining PointClickCare, Mr. Yersh also served as the CFO for notable companies in the technology space including Mitel, Blackberry, KORE Wireless and held a variety of senior finance roles at other technology companies including eSentire, Cognos Incorporated, and Deloitte. Notably, while serving as CFO of BlackBerry, he supported the organization's transition to a software-based product suite as a public company. Mr. Yersh also previously served as a board member and the chair of the audit committee for Indiva who was listed on the TSX Venture Exchange (the "TSXV").

Niel Marotta

Mr. Marotta is a seasoned executive with an exceptional track record of leadership, investment expertise, and entrepreneurial success. Prior to joining Sun Summit Minerals Corp. as CEO and Director, he was a top-performing fund manager at Fidelity Management and Research Company (FMR Co.) in Boston, where he managed over $1 billion across multiple industries, including the Fidelity Select Gold Portfolio, a precious metals equity focussed fund. Mr. Marotta also served as Vice President of Orezone Resources, playing a key role in its $350 million acquisition by Iamgold in 2009. He has worked as an investment banker and entrepreneur and was involved with financings and M&A transactions exceeding $1 billion and was also the co-founder and CEO of Indiva. Mr. Marotta holds a Bachelor of Commerce with Distinction from McGill University.

Cease Trade Orders or Bankruptcies

To the Company's knowledge, none of the foregoing nominees for election as a director of the Company is or within the last ten (10) years has been a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company;

aside for the following:

Mr. Sean Homuth previously served as the Chief Financial Officer of North Bud Farms Inc. ("North Bud") from October 2019 to December 2019. Subsequently, Mr. Sean Homuth was appointed as the Chief Executive Officer of North Bud in January 2020. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission against Mr. Homuth in respect of North Bud. On June 3, 2023, the Ontario Securities Commission issued a cease trade order in connection with North Bud's failure to file financial statements, management's discussion and analysis and officer's certifications. As of the date hereof, the cease trade order has not yet been revoked.

Other than as set out below, to the Company's knowledge, none of the foregoing nominees for election as a director of the Company:

(i)	is, or has been within the last ten years, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has within the last ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

To the Company's knowledge, no director or executive officer of the Company has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer, with the exception of the following:

Jennifer Welsh, who was CFO, James Yersh, who was audit committee chair, and Niel Marotta, who was CEO, of Indiva Limited, a TSXV-listed licensed producer of cannabis which filed on June 13, 2024, for creditor protection under the Companies’ Creditors Arrangement Act (Canada) due to, among other things, the fragmentation of the cannabis industry, financial underperformance and pressures resulting from the obligations owing to creditors. Indiva Limited undertook a sales and investment solicitation process and the stalking horse bid from its senior secured debtholder SNDL Inc. was the successful bid. Messrs. Yersh and Marotta, resigned effective upon closing of the transaction pursuant to SNDL Inc.'s successful bid, and Ms. Welsh resigned effective January 2025.

Penalties or Sanctions

To the Company's knowledge, no director or executive officer of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director, with the exception of the following:

On November 25, 2015, L-3 Communications Corporation ("L-3"), its wholly-owned corporation L-3 Communications EOTECH, Inc. ("EOTECH") and Paul Mangano, who was then President of EOTECH, (collectively, the "Defendants") entered into a settlement. The complaint alleged that EOTECH sold defective holographic weapon sights to the U.S. Department of Defense, the U.S. Department of Homeland Security, and the Federal Bureau of Investigation during the period from 2007 through 2014 and that the Defendants became aware that design defects in EOTECH’s sights caused them to fail in cold temperature and humid environments. The Government of the United States alleged in its complaint that although EOTECH was contractually obligated to disclose these defects to the military, the Defendants nevertheless concealed them until they believed that EOTECH had product improvements that would correct the defects, and even then failed to disclose the nature and severity of the defects. Under the settlement, the Defendants admitted, acknowledged and accepted responsibility for several claims. Mr. Mangano admitted, acknowledged and accepted responsibility.

L-3 paid the settlement amount of USD $25.6 million and the Government of the United States released the Defendants and all of their at-that-time and former officers, directors and employees from any civil or administrative monetary claims the United States has for the conduct covered in the complaint under the False Claims Act, the Civil Monetary Penalties Law, the Program Fraud Civil Remedies Act, the Financial Institutions Reform, Recovery and Enforcement Act, the Contract Disputes Act and the common law theories of breach of contract, payment by mistake, unjust enrichment and fraud. The settlement does not contain any sanctions or penalties imposed on Mr. Mangano and Mr. Mangano did not pay any portion of the settlement amount.

2.5	Long-Term Incentive Plan

Pursuant to the TSXV Policy 4.4 – Security Based Compensation (as amended from time to time, "Policy 4.4"), the Company is required to obtain Shareholder approval of the Company's long-term performance incentive plan on a yearly basis, and the Board has determined that it is advisable to amend the Company's equity incentive plan (as so amended, the "LTIP"), which was last approved by the Shareholders on August 26, 2024. Accordingly, at the Meeting, the Shareholders will be asked to pass an ordinary resolution to approve the LTIP. A copy of the LTIP is available to any Shareholder at or prior to the Meeting upon request to the Secretary of the Company, on the Company's profile on SEDAR+ at www.sedarplus.ca and is also attached hereto as Appendix "B".

The following summary of the LTIP is qualified in all respects by the provisions of the LTIP. Reference should be made to the LTIP for the complete provisions thereof. Unless otherwise defined in this Circular, capitalized terms used in this Section 2.4 and not otherwise defined herein have the meanings ascribed to them in the LTIP.

Summary of the LTIP

Purpose, Administration and Eligible Participants

The purpose of the LTIP is to promote the long-term success of the Company and the creation of Shareholder value through the motivation, attraction and retention of Eligible Persons, consultants of the Company (each, a "Consultant") and directors and Key Employees of the Company and its subsidiaries and to secure for the Company and the Shareholders the benefits inherent in the ownership of Common Shares by such persons through the granting of non-transferable Options, restricted share units ("RSUs"), performance share units ("PSUs"), deferred share units ("DSUs") and stock appreciation rights ("SARs") (collectively "Share Units" and together with Options, the "Awards") to eligible participants under the LTIP. The LTIP is currently administered by the Board. Pursuant to the LTIP, the Board may delegate the administration of the LTIP to a committee of the Board authorized to carry out such administration, and, failing a committee being so designated, the LTIP is to be administered by the Board. Capitalized terms used in this Summary but not otherwise defined herein have the meanings ascribed to them in the LTIP.

Subject to the provisions of the LTIP, the Board has the authority to select those persons to whom Awards will be granted. In respect of a grant of Options, eligible participants under the LTIP include the directors, officers and employees (including both full-time and part-time employees) of the Company or of any Subsidiary of the Company and any person or corporation engaged to provide ongoing management, advisory or consulting services for the Company or a Subsidiary of the Company or any employee of such person or corporation, including persons performing Investor Relations Activities (as such terms are defined in the LTIP). In respect of a grant of Awards other than Options, eligible participants under the LTIP include the directors, officers and employees (including both full-time and part-time employees) of the Company or of any Subsidiary of the Company, provided that persons performing Investor Relations Activities and consultants may only receive Options under the LTIP.

Common Shares Subject to the LTIP

The LTIP, as amended, is a "rolling up to 10% and fixed up to 10%" plan, within the meaning of Policy 4.4, under which the maximum number of Common Shares reserved for issue thereunder will be determined from time to time by the Board, provided that (i) the maximum number of Common Shares reserved for issuance, in the aggregate, pursuant to the exercise of Options granted under the LTIP shall not exceed 10% of the number of Common Shares then outstanding as of the date of any Option grant, and (ii) the maximum number of Common Shares that are issuable pursuant to all Awards other than Options and any other security based compensation plan in the aggregate is a maximum of 10% of the issued and outstanding Common Shares as of the effective date of the implementation of the LTIP, which is expected to be up to approximately 199,362.

Any increase or reduction in the number of outstanding Common Shares will result in an increase or reduction, respectively, in the number of Common Shares that are available for the grant of Options under the LTIP.

The maximum number of Common Shares reserved for issue pursuant to Awards granted to participants who are insiders of the Company (as a group) in any twelve month period may not exceed, in the aggregate, 10% of the number of Common Shares then outstanding, unless disinterested Shareholder approval is received therefor in accordance with the policies of the TSXV. The maximum number of Common Shares reserved for issue pursuant to Awards granted to participants who are insiders of the Company (as a group) at any time may not exceed, in the aggregate, 10% of the number of Common Shares then outstanding, unless disinterested Shareholder approval is received therefor in accordance with the policies of the TSXV. The maximum number of Common Shares reserved for issue pursuant to Awards granted under the LTIP to any one participant in any twelve month period shall not exceed 5% of the number of Common Shares then outstanding, unless disinterested Shareholder approval is received therefor in accordance with the policies of the TSXV. The maximum number of Common Shares reserved for issue under Awards granted to any one Consultant in any twelve month period shall not exceed 2% of the number of Common Shares then outstanding.

The maximum number of Common Shares reserved for issue under Options granted to all participants conducting Investor Relations Activities in any twelve month period shall not exceed, in the aggregate, 2% of the number of Common Shares then outstanding. Options granted to participants performing Investor Relations Activities shall vest in stages over a twelve month period, with no more than one-fourth of the Options vesting in any three-month period.

Persons who provide Investor Relations Activities (as such term is defined in the Policy) shall not receive any Awards other than Options.

RSU Awards

Nature of an RSU

An RSU is an Award credited to a participant's account as of the grant date which, upon settlement and subject to the satisfaction of applicable vesting conditions, entitles the participant to receive one Common Share issued from treasury for each RSU so settled, and subject to such restrictions and conditions on vesting as the Board may determine at the time of grant and as may be set out in the applicable restricted share unit agreement.

Vesting

The Board shall have sole discretion to determine whether any vesting conditions with respect to an RSU, including any performance criteria or other vesting conditions contained in the applicable restricted share unit agreement, have been satisfied or to waive such vesting conditions (or deem them to be satisfied), and shall communicate to a participant, as soon as reasonably practicable, the date on which all such applicable vesting conditions in respect of a grant of RSUs have been satisfied and the RSUs have vested, provided that no RSUs may vest before the date that is one year following the date of issuance, except as otherwise permitted under the LTIP.

Settlement

Subject to the vesting and other conditions and provisions of the LTIP and the applicable restricted share unit agreement, each RSU awarded to a participant shall entitle the participant, upon settlement, to receive one Common Share issued from treasury of the Company for each vested RSU, less any applicable withholding taxes. Subject to the terms and conditions of the LTIP and the applicable restricted share unit agreement, settlement of vested RSUs shall occur as soon as practicable following the Vesting Date, at which time the corresponding RSUs shall be cancelled and the Common Shares issued in satisfaction thereof.

Effect of Death

If a participant dies, any unvested RSUs in the participant's account as at the date of such death shall be immediately forfeited and cancelled. For greater certainty, where a participant's employment or service relationship with the Company or a Subsidiary of the Company is terminated as a result of death following the satisfaction of all vesting conditions in respect of particular RSUs but before the issuance of the corresponding Common Shares in respect of such RSUs, the participant shall remain entitled to such issuance. Notwithstanding the foregoing, if the Board, in its sole discretion, accelerates the vesting or waives vesting conditions with respect to all or any portion of outstanding unvested RSUs, the date of such action shall be the applicable Vesting Date.

Effect of Termination

If a participant: (i) ceases to be a director of the Company (and is not or does not continue to be an employee thereof) for any reason (other than death); or (ii) ceases to be employed by, or provide services to, the Company or a Subsidiary of the Company (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Company or a Subsidiary of the Company, for any reason (other than death), or receives notice from the Company or a Subsidiary of the Company of the termination of their employment or engagement, the participant's participation in the LTIP shall terminate immediately, all RSUs credited to the participant's account that have not vested shall be forfeited and cancelled as of the applicable termination date, and all rights of such participant in respect of such unvested RSUs shall be forfeited and cancelled on such date. Notwithstanding the foregoing, if the Board, in its sole discretion, accelerates the vesting or waives vesting conditions with respect to all or any portion of outstanding unvested RSUs, the date of such action shall be the applicable Vesting Date.

PSU Awards

Nature of a PSU

A PSU is an Award credited to a participant's account as of the grant date which, upon settlement and subject to the satisfaction of applicable vesting conditions and performance criteria determined by the Board at the time of grant, entitles the participant to receive one Common Share issued from treasury for each PSU so settled. The number of PSUs granted, the applicable performance criteria and the performance cycle in respect of such PSUs shall be determined by the Board and set out in the applicable performance share unit agreement.

Vesting

The Board shall have sole discretion to determine whether any vesting conditions with respect to a PSU, including the achievement of applicable performance criteria or other vesting conditions contained in the applicable performance share unit agreement, have been satisfied or to waive such vesting conditions (or deem them to be satisfied), and shall communicate to the participant, as soon as reasonably practicable following the end of the applicable performance cycle, the extent to which such vesting conditions have been satisfied and the PSUs have vested, provided that no PSUs may vest before the date that is one year following the date of issuance, except as otherwise permitted under the LTIP.

Settlement

Subject to the vesting and other conditions and provisions of the LTIP and the applicable performance share unit agreement, each PSU awarded to a participant shall entitle the participant, upon settlement, to receive one Common Share issued from treasury of the Company for each vested PSU, less any applicable withholding taxes. Subject to the terms and conditions of the LTIP and the applicable performance share unit agreement, settlement of vested PSUs shall occur as soon as practicable following the determination of vesting, at which time the corresponding PSUs shall be cancelled and the Common Shares issued in satisfaction thereof.

Effect of Death

If a participant dies, any unvested PSUs credited to the participant's account as at the date of such death shall be forfeited and cancelled. Notwithstanding the foregoing, the Board may, in its sole discretion, determine the number of PSUs, if any, that shall vest based on the extent to which the applicable performance criteria have been satisfied during the portion of the applicable performance cycle that has elapsed prior to the date of death, and the vesting date of such PSUs shall be the date of such determination. Any PSUs that vest in accordance with the foregoing shall be settled in accordance with the LTIP.

Effect of Termination

If a participant's employment or service relationship with the Company or a Subsidiary of the Company is terminated for any reason other than death, any unvested PSUs credited to the participant's account as at the applicable termination date shall be forfeited and cancelled. Notwithstanding the foregoing, the Board may, in its sole discretion, determine the number of PSUs, if any, that shall vest based on the extent to which the applicable performance criteria have been satisfied during the portion of the applicable performance cycle that has elapsed prior to such termination, and the vesting date of such PSUs shall be the date of such determination. Any PSUs that vest in accordance with the foregoing shall be settled in accordance with the LTIP.

DSU Awards

Nature of a DSU

A DSU is an Award credited to a participant's account as of the grant date which represents a right to receive one Common Share issued from treasury of the Company on a deferred basis in accordance with the LTIP. DSUs may be granted to eligible participants, including Directors, and Directors may elect to receive any portion of their Fees in the form of DSUs, in each case in accordance with the terms and conditions of the LTIP and the applicable deferred share unit agreement.

Vesting

DSUs are credited to a participant's account as of the grant date and are not payable until the participant ceases to be an Eligible Person, except as otherwise provided under the LTIP.

Settlement

Subject to the provisions of the LTIP and the applicable deferred share unit agreement, each DSU awarded to a participant shall entitle the participant, upon settlement, to receive one Common Share issued from treasury of the Company for each DSU so settled, less any applicable withholding taxes. Settlement of vested DSUs shall occur following the participant's cessation as an Eligible Person, on one or more dates designated by the participant in accordance with the LTIP, and in any event within the time periods prescribed by applicable law, at which time the corresponding DSUs shall be cancelled and the Common Shares issued in satisfaction thereof.

Effect of Death

Upon the death of a participant, the participant's estate shall be entitled to receive, in accordance with the LTIP, the Common Shares issuable in respect of the DSUs credited to the participant's account, and such DSUs shall be settled within the time period and in the manner contemplated by the LTIP.

Effect of Termination

Upon the cessation of a participant as an Eligible Person for any reason other than death, the participant shall be entitled to receive, in accordance with the LTIP, the Common Shares issuable in respect of the DSUs credited to the participant's account, and such DSUs shall be settled in the manner and within the time periods prescribed by the LTIP.

Option Awards

Nature of Options

An Option is an option granted by the Company to a participant entitling such participant to acquire a designated number of Common Shares from treasury at the exercise price. The Company is obligated to issue and deliver the designated number of Common Shares on the exercise of an Option.

Exercise Price of Options

The exercise price of any Option is determined by the Board at the time the Option is granted and may not be lower than the discounted market price permitted by the Exchange. The Board shall not reprice any Options previously granted under the LTIP except in accordance with the rules and policies of the Exchange.

Expiry Date of Options

Each Option, unless sooner terminated pursuant to the provisions of the LTIP, will expire on a date to be determined by the Board at the time the Option is granted, which date cannot be later than ten years after the date the Option is granted. However, if the expiry date falls within a Blackout Period, then the expiry date of the Option will be the date which is ten business days after the expiry of the Blackout Period.

Vesting and Exercise of Options

Except as otherwise provided in the LTIP or in any employment contract, each Option may be exercised during the term of the Option only in accordance with the vesting schedule, if any, determined by the Board at the time of the grant of the Option, which vesting schedule may include performance vesting or acceleration of vesting in certain circumstances, subject to applicable regulatory requirements.

Effect of Termination

No Option granted under the LTIP may be exercised unless the optionee at the time of exercise thereof is:

(a)	in the case of an eligible employee, an officer of the Company or a Subsidiary of the Company or in the employment of the Company or a Subsidiary of the Company and has been continuously an officer or so employed since the date of the grant of such Option;

(b)	in the case of an eligible director who is not also an eligible employee, a director of the Company and has been such a director continuously since the date of the grant of such Option; and

(c)	in the case of any other eligible participant, engaged, directly or indirectly, in providing ongoing management, advisory, consulting, technical or other services for the Company or a Subsidiary of the Company and has been so engaged since the date of the grant of such Option;

provided, however, that if a participant: (i) ceases to be a director of the Company (and is not or does not continue to be an employee thereof) for any reason (other than death); or (ii) ceases to be employed by, or provide services to, the Company or a Subsidiary of the Company (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Company or a Subsidiary of the Company, for any reason (other than death), or receives notice from the Company or a Subsidiary of the Company of the termination of their employment or engagement, except as otherwise provided in any applicable Award agreement, such participant will have 60 days from the date of such termination to exercise their Options to the extent that such participant was entitled to exercise such Options at the date of such termination. Notwithstanding the foregoing or any Award agreement, in no event shall such right extend beyond the period during which the Option was exercisable under the terms of its grant or twelve (12) months from the date of such termination, whichever is earlier.

SAR Awards

Nature of a SAR

A SAR is an Award credited to a participant's account as of the grant date which entitles the participant, upon exercise and settlement, to receive a payment in Common Shares equal to the amount by which the market value of the Common Shares on the applicable exercise date exceeds the SAR grant price, multiplied by the number of Common Shares in respect of which the SAR is exercised, in each case in accordance with the terms and conditions of the LTIP and the applicable stock appreciation right agreement. The number of SARs granted and the SAR grant price shall be determined by the Board at the time of grant.

Vesting

The Board shall have sole discretion to determine whether any vesting conditions with respect to a SAR, including any performance criteria or other vesting conditions contained in the applicable stock appreciation right agreement, have been satisfied or to waive such vesting conditions (or deem them to be satisfied), and shall communicate to the participant, as soon as reasonably practicable, the date on which such vesting conditions have been satisfied and the SARs have vested, provided that no SAR may vest before the date that is one year following the date of issuance, except as otherwise permitted under the LTIP.

Settlement

Subject to the vesting and other conditions and provisions of the LTIP and the applicable stock appreciation right agreement, each SAR exercised by a participant shall entitle the participant, upon settlement, to receive Common Shares issued from treasury of the Company having a value equal to the in-the-money value of the SAR being exercised, less any applicable withholding taxes. Subject to the terms and conditions of the LTIP and the applicable stock appreciation right agreement, settlement of exercised SARs shall occur as soon as practicable following the exercise thereof, at which time the corresponding SARs shall be cancelled and the Common Shares issued in satisfaction thereof. Notwithstanding the foregoing, in the sole discretion of the Board, the applicable Award agreement may provide that the Company may elect to satisfy the exercise of a SAR (in whole or in part) by paying to the participant cash in an amount equal to the SAR Amount in lieu of Common Shares.

Effect of Death

If a participant dies, any unvested SARs credited to the participant's account as at the date of such death shall be forfeited and cancelled. Any vested SARs held by the participant as at the date of death may be exercised by the participant's estate, in accordance with the LTIP and the applicable stock appreciation right agreement, within the time period prescribed by the LTIP.

Effect of Termination

If a participant's employment or service relationship with the Company or a Subsidiary of the Company is terminated for any reason other than death, any unvested SARs credited to the participant's account as at the applicable termination date shall be forfeited and cancelled. Any SARs that are vested as at such termination date may be exercised, to the extent permitted by the LTIP and the applicable stock appreciation right agreement, within the applicable post-termination exercise period, and any SARs not exercised within such period shall be forfeited and cancelled.

Change of Control

The LTIP contains change of control provisions. In the event of a change of control, each outstanding Option issued to participants, to the extent that it shall not otherwise have become vested and exercisable, and subject to the applicable Award agreement, shall automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement, but subject to the policies of the Exchange and further subject to prior Exchange approval with respect to Options issued to persons performing Investor Relations Activities.

In the event of a change of control which causes a participant to cease to be an eligible participant under the LTIP in connection with such change of control, (i) all restrictions on RSUs shall lapse immediately and RSUs shall become fully vested, (ii) PSUs shall become fully vested without regard to the attainment of performance criteria, (iii) DSUs shall become fully vested and payable in accordance with the LTIP, and (iv) Options and SARs shall become fully vested and exercisable, in each case with respect solely to the applicable Awards held by such participant, and in each case subject to the terms of the applicable Award agreement and the policies of the Exchange.

Amendments, Modifications and Changes

The Board may, subject to applicable law, the policies of the Exchange and, where applicable, the consent of affected participants, make certain amendments to the LTIP without the approval of the Shareholders, including, without limitation, amendments of a "housekeeping" nature, amendments necessary to comply with applicable law or regulatory requirements, amendments respecting the administration of the LTIP, amendments to the vesting provisions of the LTIP or of any Award, and amendments to the terms and conditions of Awards previously granted, provided that no such amendment shall materially and adversely affect the rights of a participant in respect of an Award previously granted without the consent of such participant.

The Board may also, subject to the approval of the Shareholders and to the policies of the Exchange, make certain amendments to the LTIP, including, without limitation, any amendment to the maximum number of Common Shares issuable under the LTIP, any amendment that would reduce the exercise price of any Award, any amendment that would extend the expiry date of any Award other than as permitted under the LTIP, any amendment that would result in the cancellation of any Award and the replacement thereof with an Award having a lower exercise price, any amendment that would permit Awards to be transferable or assignable other than as currently permitted under the LTIP, and any amendment to the amendment provisions of the LTIP.

LTIP Resolutions

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution confirming and approving the LTIP (the "LTIP Resolution"), as follows:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the amended and restated long-term incentive plan of the Company (the "LTIP") attached as Appendix "B" to the amended and restated management information circular of the Company dated January 14, 2026 be, and the same hereby is, confirmed and approved as the LTIP of the Company, subject to acceptance of the TSX Venture Exchange;

2.	the directors of the Company be expressly authorized to revoke this resolution and not proceed with the adoption of the LTIP without requiring further approval of the shareholders in that regard; and

3.	any one officer or any one director of the Company be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such agreements, instruments, certificates, undertakings and other documents, and to do or to cause to be done all such other acts and things, as any one of them shall consider necessary or desirable to give effect to the intent of this resolution."

In order to be passed, the LTIP Resolution requires the approval of a majority of the votes cast thereon by Shareholders present or represented by proxy at the Meeting. The Board unanimously recommends that Shareholders vote in favour of the LTIP Resolution. The persons named in the form of proxy accompanying this Circular intend to vote FOR the LTIP Resolution, unless the Shareholder who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the LTIP Resolution.

Section 3
Director and Executive Compensation

3.1	Compensation Discussion and Analysis

This discussion describes the Company's compensation program for each person who acted as President and CEO, CFO and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose total compensation was more than $150,000 in the Company's last financial year and who was performing a policy-making function in respect of the Company (each a "NEO" and collectively the "NEOs"). This section addresses the Company's philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs.

This section also provides discussion and analysis of the Board's specific decisions about the compensation of the NEOs for the financial years ended September 30, 2025 and September 30, 2024.

The Company had four (4) NEOs during the financial year ended September 30, 2025, namely David Luxton, Chairman, Sean Homuth, President, Chief Executive Officer, Jennifer Welsh, CFO and Chief Compliance Officer, and Harry Webster, Chief Operating Officer. The aggregate amount of compensation that the Company paid during the year ended September 30, 2025, (including amounts accrued at September 30, 2025) directly and indirectly, including directors' fees, to the Company's NEOs and directors in their capacity as such, was $2.8 million.

The Company had five (5) NEOs during the financial year ended September 30, 2024, namely: David Luxton, Chairman and Director, Sean Homuth, President & CEO, Jeffery MacLeod, former President and CEO, Kris Denis, Interim CFO and Chief Compliance Officer and Harry Webster, Chief Operating Officer. The aggregate amount of compensation that the Company paid during the year ended September 30, 2024, (including amount accrued at September 30, 2024) directly and indirectly, including directors' fees, to the Company's NEOs and directors in their capacity as such, was $1.5 million.

3.2	Compensation Philosophy and Objectives

The Company's current executive compensation program is designed to provide short and long-term rewards to the Company's executives that are consistent with individual and corporate performance and their contribution to the Company's short and long-term objectives. The Company's objectives with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives, and to motivate key executives to contribute to the Company's interests. These objectives are to be met by the principal components of the Company's executive compensation program, which has been focused on a combination of base compensation, cash bonus remuneration, and long-term incentives in the form of stock options or other security-based compensation.

The executive compensation program adopted by the Company and applied to its executive officers is designed to:

•	attract and retain qualified and experienced executives who will contribute to the Company's growth and success;

•	ensure that the compensation of the Company's executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation; and

•	motivate executive officers to enhance long-term shareholder value, with current compensation being weighted toward at-risk long-term incentives in the form of options and other security-based incentives so as to foster alignment with the interests of the Company's shareholders and stakeholders.

The Company does not believe that its compensation programs encourage excessive or inappropriate risk taking because: (i) the Company's employees receive both fixed and variable compensation, and the fixed portion (salary) provides a steady income regardless of Common Share value, which allows employees to focus on the Company's business; and (ii) the LTIP encourages a long-term perspective due to the vesting provisions, which is generally at least over two (2) years. The Company believes that its compensation program is appropriately structured and balanced to motivate the Company's employees and reward the achievement of annual performance goals, as well as the achievement of long-term growth in shareholder value.

3.3	Compensation Governance and Process

The Company's audit and compensation committee (the "Audit and Compensation Committee") establishes executive officer compensation, the general compensation structure, policies and programs of the Company. The Audit and Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The current members of the Audit and Compensation Committee are James Yersh (Chair), Paul Mangano, and Paul Fortin. Following the Meeting, it is expected that the Audit and Compensation Committee will consist of the same members. All proposed members are independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators) and all members are financially literate (as defined in NI 52-110). The Audit and Compensation Committee meets at least annually to receive information on and determine matters regarding executive officer compensation in accordance with policies approved by the Board.

None of the members of the Audit and Compensation Committee has a formal background or experience in executive compensation directly related to his responsibilities on the Audit and Compensation Committee. However, each member is an experienced business person who has been involved with other board of directors, has been involved in structuring compensation arrangements for executives and has general knowledge of incentive structures and compensation levels.

3.4	Elements of Compensation

The Company's executive compensation program consists of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation.

Base Salaries

Base salaries are intended to reflect an executive officer's position within the Company's corporate structure, their years of experience and level of responsibility, and salary norms in the sector and general marketplace. The Audit and Compensation Committee has not formally conducted benchmarking against the Company's peer group. Accordingly, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, coupled with subjective performance factors such as leadership, commitment, accountability, industry experience, and contributions. The Audit and Compensation Committee's view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain with the Company and not be unreasonably susceptible to recruiting efforts by the Company's competitors.

In determining the base salary compensation of each NEO, the Audit and Compensation Committee considers: (i) recruiting and retaining executives critical to the Company's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Annual Incentive Compensation and Benefits

The Audit and Compensation Committee will consider whether it is appropriate and in the Company's best interests to award discretionary cash bonus to the NEOs for the most recently completed financial year and, if so, the amount. Discretionary cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance the Company's intrinsic value.

The following is a summary of the maximum annual incentive compensation as a percentage of base salary or annual consulting fee, as applicable, for the NEOs based on their respective employment / consulting agreements, at the sole discretion of the Audit and Compensation Committee:

Position	Maximum (% of Base Salary)
Chairman	75%[2]
President and CEO	75%[2]
CFO	50%
COO	50%[1]

1 Prior to September 30, 2024, the COO's maximum annual incentive compensation was 40%.

2 For the financial year ending September 30, 2026, the Chairman and President and CEO’s maximum annual incentive compensation was increased to 80%.

Long-Term Compensation

The long-term component of compensation for the Company's NEOs, consists of Awards issuable pursuant to the LTIP. This component of compensation is intended to reinforce management's commitment to long-term improvements in the Company's performance.

The Audit and Compensation Committee believes that incentive compensation in the form of Awards which vest over time, is and has been beneficial and necessary to attract and retain NEOs. Furthermore, the Audit and Compensation Committee believes Awards are an effective long-term incentive vehicle because they are directly tied to the trading price of Common Shares over a longer period and therefore motivates NEOs to deliver sustained long-term performance and increase Shareholder value, and have a time horizon that aligns with long-term corporate goals. As such, the Audit and Compensation Committee does not grant Awards in excessively dilutive numbers or at exercise prices not reflective of the Company's underlying value.

In determining individual equity-based grants, the Audit and Compensation Committee considers the experience, responsibilities and performance of each recipient of an award under the LTIP. Previous grants are also taken into consideration during the grant process.

The following is a brief summary of each type of security-based compensation available under the LTIP.

Stock Options

Eligible Persons (Directors and Key Employees of the Company and its subsidiaries), Consultants and Persons performing Investor Relations Services (as such terms are defined in the LTIP) are eligible to receive grants of stock options to acquire Common Shares at the time of employment or contract, if applicable, and thereafter as determined by the Audit and Compensation Committee.

Restricted Share Units

Eligible Persons and Consultants, are eligible to receive grants of RSUs, entitling the holder to receive one Common Share for each RSU, subject to restrictions as the Audit and Compensation Committee may, in its sole discretion, establish in the applicable Award agreement. The Audit and Compensation Committee believes the granting of RSUs creates long-term incentive, a sense of ownership and an alignment of the recipients' interests with those of the Company's Shareholders and stakeholders. The granting of RSUs is intended to reward those executives who are responsible for the Company's management and growth and to encourage such executives to develop a long-term vision for the Company to operate in a manner to maximize shareholder value. By using vesting periods for RSUs in addition to other restrictions, this compensation element is also designed to support long term retention of valuable Key Employees and Directors as well as provide an incentive for the achievement of specific milestones, if applicable.

Performance Share Units

Key Employees and Consultants are eligible to receive grants of PSUs, entitling the holder to receive one Common Share for each PSU, subject to the achievement or attainment of specific performance criteria ("Performance Criteria") within a specific period ("Performance Cycle"). The number of PSUs and the Performance Criteria which must be satisfied in order for the PSUs to vest and the Performance Cycle in respect of such PSUs shall be specified in the applicable Award agreement. The Audit and Compensation Committee believes the granting of the PSUs incentivizes the attainment of specific goals which support the Company's overall strategies and creates a sense of ownership and an alignment of the recipients' interests with those of the Company's shareholders and stakeholders. The granting of PSUs is intended to reward those executives who are responsible for the Company's management and growth and to encourage such executives to develop a long-term vision for the Company to operate in a manner to maximize shareholder value. By using vesting periods for PSUs in addition to other restrictions, this compensation element is also designed to support long-term retention of valuable employees as well as provide an incentive for the achievement of specific milestones, if applicable.

Deferred Share Units

Eligible Persons are eligible to receive grants of DSUs. Directors may elect to receive any part or all of their fees payable in respective of their position as a director as DSUs. Each holder of a DSU is entitled to receive one Common Share for each DSU. The Audit and Compensation Committee believes the granting of DSUs creates long-term incentive, a sense of ownership and an alignment of the recipients' interests with those of the Company's shareholders and stakeholders. The granting of DSUs is intended to reward directors who are responsible for oversight of the Company's management and growth and to encourage such directors to maintain a long-term vision for the Company to operate in a manner to maximize shareholder value.

Stock Appreciation Rights

Eligible Persons and Consultants are eligible to receive grants of SARs, entitling the recipient to receive a payment in Common Shares equal to the current market price less the grant price of the SAR as determined by the Audit and Compensation Committee at the time of the grant for each SAR. Notwithstanding the foregoing, the Audit and Compensation Committee may, in its sole discretion, satisfy payment of the entitlement in cash rather than in Common Shares. The granting of SARs is intended to reward those executives who are responsible for the Company's management and growth and to encourage such executives to develop a long-term vision for the Company to operate in a manner to maximize shareholder value. By using vesting periods for SARs, this compensation element is also designed to support long-term retention of valuable employees as well as provide an incentive for the achievement of specific milestones, if applicable.

3.5	Benefits Plans

The NEOs are entitled to life insurance, health and dental benefits. The Company does not maintain a pension plan or retirement benefit plan for the NEOs, however as of October 2025, NEOs were also entitled to RRSP matching up to 3% of their annual gross salary.

3.6	External Compensation Consultants

During the financial years ended September 30, 2025 or September 30, 2024, the Audit and Compensation Committee did not retain the services of executive compensation consultants to assist in determining compensation for any of the Company's NEOs or directors.

3.7	Assessment of Risks Associated with Compensation Policies and Practices

The Audit and Compensation Committee has assessed the compensation plans and programs for the Company's executive officers to ensure alignment with the Company's business plan and to evaluate the potential risks associated with those plans and programs. The Audit and Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.

The Audit and Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs. The Audit and Compensation Committee has not adopted a policy restricting the Company's NEOs or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its NEOs or directors. To the Company's knowledge, none of the NEOs or directors has purchased such financial instruments.

3.8	Performance Graph

The following graph illustrates the cumulative return to Shareholders based on a $100 investment in the Common Shares from September 22, 2020, the date the Company became a reporting issuer, to September 30, 2025, as compared to the cumulative total return on the Standard & Poor's / TSXV Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

The following graph illustrates the cumulative return to Shareholders based on a $100 investment in the Common Shares from September 22, 2020, the date the Company became a reporting issuer, to September 30, 2024, as compared to the cumulative total return on the Standard & Poor's / TSXV Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

The trend in the above performance graphs does not correlate to the trend of the compensation paid to the NEOs. As described under "Elements of Compensation", based salaries reflect each NEO's primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. The Company believe that management must be compensated a minimum base salary for the value of the services provided, irrespective of the Common Share price performance. Pursuant to the LTIP, the Company have granted Options, RSUs, and PSUs to the Company's NEOs, each form a significant portion of compensation, and therefore the total compensation for the NEOs is directly affected by decreases or increases in the price of the Common Shares as the value of such Options, RSUs, and PSUs changes as the Common Share price changes.

3.9	Summary Compensation Table

The following table provides information concerning the total compensation paid and accrued to the NEOs for the financial years ended September 30, 2025, 2024, 2023 and 2022.

	Non-equity incentive plan compensation
Name	Fiscal Year	Fee / Salary	Share- based Awards	Option- based Awards (1)	Annual Incentive Plans (8)	Long- term Incentive Plans	Pension Value (2)	All Other Compensation	Total Compensation
David Luxton(3)(12)	2025	$240,000	$–	$–	$100,000	$–	$–	$–	$340,000
Chairman and Director	2024	360,000	–	–	–	–	–	–	360,000
	2023	315,000	–	178,500	–	–	–	–	493,500
	2022	180,000	–	–	308,408	–	–	–	488,408
Sean Homuth(4)(12)	2025	360,010	–	–	340,000	–	–	930	700,940
President & CEO and Director	2024	350,769	–	–	–	–	–	2,000	352,769
	2023	92,308	–	140,250	–	–	–	2,000	234,558
	2022	–	–	–	–	–	–	–	–
Jennifer Welsh(11)(12)	2025	194,290	–	–	–	–	–	700	194,990
CFO and Chief Compliance Officer	2024	–	–	–	–	–	–	–	–
	2023	–	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–	–
Harry Webster(7)(12)	2025	254,990	–	–	130,000	–	–	820	385,810
Chief Operating Officer	2024	260,962	–	–	–	–	–	18,000	278,962
	2023	23,077	–	–	–	–	–	–	23,077
	2022	–	–	–	–	–	–	–	–
Jeffrey MacLeod(5)	2025	–	–	–	–	–	–	–	–
Former President & CEO and Former Director	2024	160,000	–	–	–	–	–	–	160,000
	2023	160,000	–	25,500	–	–	–	–	185,500
	2022	160,000	–	–	–	–	–	–	160,000
Kris Denis(6)	2025	44,500	–	–	43,750	–	–	–	88,250
Former Interim CFO and Chief Compliance Officer	2024	167,308	–	–	–	–	–	3,000	170,308
	2023	–	–	25,500	–	–	–	–	25,500
	2022	–	–	–	–	–	–	–	–
Steven Archambault(9)	2025	–	–	–	–	–	–	–	–
Former CFO and VP, Corporate Services & Compliance	2024	–	–	–	–	–	–	–	–
	2023	111,462	–	–	–	–	–	127,930	239,392
	2022	155,000	115,660	12,334	171,338	–	–	–	454,332
Richard Bowes(10)	2025	–	–	–	–	–	–	–	–
Former VP, Operations of Digitization & Tactical Products	2024	–	–	–	–	–	–	–	–
	2023	206,471	–	–	130,000	–	–	–	336,471
	2022	$155,000	$25,648	$12,334	$–	$–	$–	$–	$192,982

(1)	Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option-valuation method.

(2)	The Company does not have a retirement plan. Starting in October 2025 the Company implemented a Registered Retirement Savings Plan (“RRSP)”, which matches executive contributions on a one for one basis up to 3% of gross pay.

(3)	Effective October 1, 2019, the Company entered into a professional services agreement with DEFSEC Corporation, a private company owned by Mr. Luxton. The compensation payable to Mr. Luxton is paid to his private company, DEFSEC Corporation.

(4)	Mr. Homuth served as CFO of DEFSEC from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of DEFSEC. Mr. Homuth, who is also a member of the Board, does not receive any additional compensation for his service as a director, and his compensation is solely in respect of his role as President and CEO of DEFSEC.

(5)	Mr. MacLeod retired from his positions as President, CEO and Director of DEFSEC on October 31, 2023. As part of his departure, the Company continued to pay his base salary and provide benefits for a period of one year with no incentive pay.

(6)	Mr. Denis served as the Company’s Corporate Controller from June 26, 2023 to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of the Company. Mr. Denis’ annual salary increased to $175K effective November, 27, 2023. Mr. Denis ceased his role as Interim CFO and Chief Compliance Officer upon the appointment of Ms. Welsh.

(7)	Mr. Webster served as the Company’s General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of the Company. Mr. Webster’s annual salary increased to $260K effective February 15, 2024.

(8)	Following September 30, 2024, the Board approved special bonuses for the Named Executive Officers in recognition of three major achievements completed in November 2024: raising more than USD $5 million, securing an extension to remedy the NASDAQ bid-price deficiency, and obtaining accepted conditional offers for all Land C4ISR positions. Specifically, the Board awarded:

•	Mr. Luxton: A bonus of $270,000; however, he voluntarily reduced this amount by $100,000 and additionally forfeited $70,000 to increase the CEO’s bonus in recognition of his exceptional contribution and accomplishments.
•	Mr. Homuth (CEO): A total bonus of $340,000, comprising a 75% bonus target of $270,000 plus the $70,000 redirected by Mr. Luxton.
•	Mr. Webster: $130,000, representing a 50% bonus target.
•	Mr. Denis: $43,750, representing 25% of his annual salary.

These bonuses were approved on November 29, 2024, and paid out in December 2024.
(9)	Mr. Archambault joined as the Company's CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with the Company on June 12, 2023.

(10)	From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes’ private company, Cardinal Defence. Effectively April 12, 2022 Mr. Bowes joined the Company as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes’ private company, Cardinal Defence.

(11)	Ms. Welsh was appointed CFO and Chief Compliance Officer on January 6, 2025, effective February 3, 2025.

(12)	For the year ended September 30, 2025, the Board approved bonuses for the Named Executive Officers in recognition of 2025 corporate goals achieved. Specifically, the Board awarded:

•	Mr. Luxton: A bonus of $180,000, representing a 75% bonus target.

•	Mr. Homuth: A bonus of $270,000, representing a 75% bonus target.

•	Mr. Webster: A bonus of $130,000, representing a 50% bonus target.

•	Ms. Welsh: A bonus of $142,500, representing a 50% bonus target.

These bonuses were accrued at year-end, approved on December 12, 2025, and paid out in December 2025.

Employment and Consulting Agreements

The following summarizes the key salient terms of the employment and consulting agreements between the Company and its NEOs in force as of September 30, 2025.

David Luxton

On October 1, 2019, the Company entered into a professional services agreement with DEFSEC, a private holding company owned by Mr. Luxton, in which he agreed to serve as the Company's Chairman for an annual fee of $120,000 per year and raising to $150,000 per year upon a going public transaction. This agreement was amended effective August 1, 2020, whereby the annual fee was adjusted to $180,000 per year. Mr. Luxton is entitled to an annual incentive bonus up to 200% of his annual fee at the Board's sole discretion. This agreement expired on December 31, 2022. Subsequent to December 31, 2022, Mr. Luxton's compensation was amended to $360,000 per year with entitlement to an annual incentive bonus of up to 75% effective January 1, 2023. Mr. Luxton voluntarily reduced his compensation for the 2025 calendar year to $240,000. The Company has the right to terminate his consulting agreement with twelve (12) month notice period, subject to termination benefits. The notice period increases to 18 months in the event of a change of control. On December 12, 2025, the Board set Mr. Luxton's compensation for 2026 at $385,000 and the annual incentive bonus was increased up to 80% of his annual fee.

Sean Homuth

On July 31, 2023, the Company entered into an amended and restated employment agreement, with an effective date of June 12, 2023, for Mr. Homuth to serve as Chief Financial Officer and Chief Compliance Officer. Mr. Homuth received an annual base salary of $300,000 with an annual incentive bonus of up to 50% of his annual base salary at the Board's sole discretion and four weeks of vacation per year. Mr. Homuth also received an initial stock option grant with amount determined at the Board's discretion and vesting in accordance with the terms of the LTIP. On November 27, 2023, Mr. Homuth was appointed President and CEO and his employment agreement was amended and restated (the "Homuth Agreement") and his salary was increased to $360,000, the annual incentive bonus was increased up to 75% of his annual salary and his employment may be terminated upon payment of a lump sum equal to 12 months salary plus accrued bonus. This lump sum is increased by one additional month for completed or partially completed year of service to a maximum of 24 months and in the event of a change in control, the foregoing is changed from 24 months to 36 months. On December 12, 2025, the Board set Mr. Homuth's base salary for 2026 at $420,000 and the annual incentive bonus was increased up to 80% of his annual salary.

Jennifer Welsh

On February 3, 2025, the Company entered into an employment for Ms. Welsh to serve as the Company's Chief Financial Officer and Chief Compliance Officer. Ms. Welsh's base salary is $285,000, the annual incentive bonus of up to 50% of her annual salary, her employment may be terminated upon payment of a lump sum equal to 6 months of base salary plus accrued bonus and vacation and all security-based compensation held become vested if terminated prior to the first anniversary from the February 3, 2025, contract date. This lump sum is increased by one month per completed or partially completed year of service to a maximum of 12 months and in the event of a change in control, her employment may be terminated upon payment of a lump sum equal to 12 months of base salary plus full target bonus and accrued vacation. The lump sum is increased by two months per completed or partially completed year of service up to a maximum of 24 months. On December 12, 2025, the Board set Ms. Welsh's base salary for 2026 at $320,000.

Harry Webster

On August 28, 2023, the Company entered into a full-time employment agreement with Mr. Webster to serve as the Company's General Manager. On February 15, 2024, Mr. Webster was appointed as the Company's Chief Operating Officer and entered into a new employment agreement (the "Webster Agreement"). Mr. Webster's salary was increased to $260,000, the annual incentive bonus remained up to 40% of his annual salary (which was increased to 50% subsequent to September 30, 2024), his employment may be terminated upon payment of a lump sum equal to 6 months of base salary plus accrued bonus and vacation and all security-based compensation held become vested. This lump sum is increased by one month per completed or partially completed year of service to a maximum of 12 months and in the event of a change in control, his employment may be terminated upon payment of a lump sum equal to 12 months of base salary plus full target bonus and accrued vacation. The lump sum is increased by two months per completed or partially completed year of service up to a maximum of 24 months. On December 12, 2025, the Board set Mr. Webster's base salary for 2026 at $295,000.

3.10	Outstanding Equity Awards

The following table sets forth information concerning all the outstanding equity awards held by each NEOs as at September 30, 2025.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options(6)	Option exercise price	Option expiration date	Value of unexercised in the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(2)	Market or payout value of vested share- based awards not paid out or distributed(2)
David Luxton (3)	6	$756.00	2026-07-02	$–	$–	$–	$–
	333	535.50	2026-08-16	–	–	–	–
Sean Homuth (4)	261	535.50	2026-08-16	–	–	–	–
Harry Webster	–	–	–	–	–	–	–
Jennifer Welsh (5)	–	–	–	–	–	–	–
Total	600			$–	$–	$–	$–

(1)	Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2025.
(2)	Based on the closing price of the Common Shares on the TSXV on September 30, 2025.
(3)	The grants were made to Mr. Luxton's private company, DEFSEC Corporation. His 2021 Option grant vest over two (2) years and his 2023 Option grant vest over two (2) years.
(4)	Mr. Homuth served as CFO of the Company from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of the Company. His 2023 Option grant vest over two (2) years.
(5)	Ms. Welsh was appointed CFO and Chief Compliance Officer on January 6, 2025.

There was no exercise of Options during the financial year ended September 30, 2025.

The following table sets forth information concerning all the outstanding equity awards held by each NEOs as at September 30, 2024 on a pre-consolidation basis, without giving effect to: (i) the October 23, 2024 consolidation of the Company's outstanding Common Shares on the basis of ten (10) pre-consolidation Common Shares for each one (1) post-consolidation Common Share; and (ii) the April 24, 2025 consolidation of the Common Shares on the basis of twenty one (21) pre-consolidation Common Shares for each one (1) post-consolidation Common Share (collectively, the "Consolidations").

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(2)	Market or payout value of vested share-based awards not paid out or distributed(2)
David Luxton (3)	142	$875.00	2026-07-02	$–	$–	$–	$–
	7,000	$25.50	2026-08-16	–	–	–	$–
Sean Homuth (4)	5,500	$25.50	2026-08-16	–	–	–	$–
	142	$875.00	2026-07-02	–	–	–	$–
Jeff MacLeod (5)	1,000	$25.50	2026-08-16	–	–	–	$–
Kris Denis (6)	1,000	$25.50	2026-08-16	–	–	–	$–
Harry Webster	-	–	–	–	–	–	–
Total	14,784			$–	$–	$–	$–

(1)	Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2024.
(2)	Based on the closing price of the Common Shares on the TSXV on September 30, 2024.
(3)	The grants were made to Mr. Luxton's private company, DEFSEC Corporation. His 2021 Option grant vest over two (2) years and his 2023 Option grant vest over two (2) years.
(4)	Mr. Homuth served as CFO of the Company from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of the Company. His 2023 Option grant vest over two (2) years.
(5)	Mr. MacLeod's 2021 Option grant vest over two (2) years and his 2023 Option grant vest over two (2) years. Mr. MacLeod retired from his positions as President, CEO and Director of the Company on October 31, 2023, at which time, his 2023 Option grant fully vested.
(6)	Mr. Denis served as the Company's Corporate Controller from June 26, 2023 to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of the Company. His 2023 Option grant vest over two (2) years.
(7)	Mr. Webster served as the Company's General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of the Company.

There was no exercise of Options during the financial year ended September 30, 2024.

Potential Termination and Change of Control Benefits

All outstanding equity compensation is forfeited and cancelled if the Company terminates a NEO's employment or consulting agreement, as applicable, for cause. Further, in the event a NEO voluntarily resigns from his employment or consulting position, as applicable, with the Company, any unpaid annual incentive and unvested equity compensation are forfeited in accordance with the LTIP.

The Company has agreements with the NEOs that set out the terms of their employment / consulting and what they are entitled to in connection with a termination of employment or change of control. These agreements include non-solicitation, confidentiality, and ownership of intellectual property provisions to protect the Company's interests.

The table below sets out the amount that would have been payable to each NEO had there been a change of control of the Company on September 30, 2025 and the severance payment that would have been payable to each NEO had the Company terminated employment of the NEO on September 30, 2025:

Name	Notice Period (months)	Termination without cause (pre-change in control)	Termination without cause in connection with change in control
David Luxton	12
Base fee		$420,000	$630,000
Value of unvested options		1,664	1,664
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		421,664	631,664
Sean Homuth(1)	12
Base fee		$730,385	$1,190,769
Value of unvested options		1,282	1,282
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		731,666	1,192,051
Jennifer Welsh(2)	6
Base fee		$298,702	$427,500
Value of unvested options		–	–
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		298,702	427,500
Harry Webster(3)	6
Base fee		$320,000	$510,000
Value of unvested options		–	–
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		$320,000	$510,000

(1)	Mr. Homuth served as CFO of DEFSEC from May 30, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of DEFSEC.
(2)	Ms. Welsh was appointed CFO and Chief Compliance Officer on January 6, 2025, effective February 3, 2025.
(3)	Mr. Webster served as the Company's General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of DEFSEC.

The table below sets out the amount that would have been payable to each NEO had there been a change of control of the Company on September 30, 2024 and the severance payment that would have been payable to each NEO had the Company terminated employment of the NEO on September 30, 2024:

Name	Notice Period (months)	Termination without cause (pre-change in control)	Termination without cause in connection with change in control
David Luxton	12
Base fee		$630,000	$945,000
Value of unvested options		7,102	13,927
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		637,102	958,927
Sean Homuth(1)	12
Base fee		$630,000	$810,000
Value of unvested options		5,363	10,725
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		635,363	820,725
Jeffrey MacLeod(2)	12
Base fee		$160,000	$240,000
Value of unvested options		2,227	2,227
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		162,227	242,227
Kris Denis(3)	6
Base fee		$157,500	$245,000
Value of unvested options		975	1,950
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		158,475	246,950
Harry Webster(4)	6
Base fee		$234,000	$364,000
Value of unvested options		–	–
Value of unvested RSUs		–	–
Value of vested RSUs not yet issued		–	–
Total		$234,000	$364,000

(1)	Mr. Homuth served as CFO of the Company from May 30, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of the Company.
(2)	Mr. MacLeod retired from his positions as President, CEO and Director of the Company on October 31, 2023. As part of his departure, the Company continued to pay his base salary and provide benefits for a period of one year with no incentive pay.
(3)

Mr. Denis served as the Company's Corporate Controller from June 26, 2023 to November 26, 2023. On November 27, 2023, Mr. Denis was appointed as Interim CFO and Chief Compliance Officer of the Company.

(4)	Mr. Webster served as the Company's General Manager from August 28, 2023 to February 14, 2024. On February 15, 2024, Mr. Webster was appointed as Chief Operating Officer of the Company.

A change of control is commonly defined in each of the respective agreements as:

(a)	the sale of all or substantially all of the Company's outstanding Common Shares for cash or securities of an entity not managed by the Company's management team and that are determined by the Board to be liquid for all the Shareholders ("Liquid Unrelated Issuer");

(b)	a merger, amalgamation, arrangement or other similar transaction involving the Company where the holders of the Common Shares receive cash or securities of a Liquid Unrelated Issuer, but do not immediately thereafter own securities of the successor corporation which entitle them to cash more than 50% of the votes attaching to all shares in the capital of the successor corporation;

(c)	the sale of all or substantially all of the Company's assets followed by a liquidating distribution to the holders of the Common Shares of cash or securities of a Liquid Unrelated Issuer;

provided that the Board shall have the right, in its absolute discretion, to deem any transaction not enumerated above to be a change of control. For greater clarity, a sale or transfer of founders shares between related parties, and/or an initial going public transaction of any kind shall not constitute a change of control.

Compensation of Independent Directors

In July 2023, the Board approved the following cash compensation for the independent directors retroactive to October 1, 2022:

•	$10,000 per quarter; and

•	$2,500 per quarter for the Chair of the Audit and Compensation Committee,

with the exception of cash compensation for Mr. Hillier which is set at $10,000 per month.

The following table sets out the total compensation for the Company's independent directors who served at any time during the year ended September 30, 2025:

Name	Fees Earned	Stock Awards(1)	Option Awards(2)	Non-equity incentive plan compensation	Pension value(3)	All other compensation	Total compensation
James Yersh(4)	$36,575	$–	$–	$–	$–	$–	$36,575
Jennifer Welsh(5)	13,424	–	–	–	–	–	13,424
Paul Fortin	40,000	–	–	–	–	–	40,000
Paul Mangano	40,000	–	–	–	–	–	40,000
Rick Hillier	$120,000	$–	$–	$–	$–	$–	$120,000

(1)	Represents the grant value of RSU awards, based on the closing price of the Common Shares on the TSXV on the grant date.
(2)	Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option-valuation method. There were no stock option grants issued during the financial year ended September 30, 2025.
(3)	The Company does not have a pension plan.
(4)	James Yersh was appointed Chair of the Audit and Compensation Committee on January 6, 2025.
(5)	Jennifer Welsh joined the Board on August 26, 2024 and was appointed Chair of the Audit and Compensation Committee. She resigned as Chair of the Audit and Compensation Committee and Director on January 6, 2025, prior to moving into the CFO and Chief Compliance Officer role on February 3, 2025.

The following table sets out the total compensation for the Company's independent directors who served at any time during the financial year ended September 30, 2024:

Name	Fees Earned	Stock Awards(1)	Option Awards(2)	Non-equity incentive plan compensation	Pension value(3)	All other compensation	Total compensation
John McCoach(4)	$36,475	$–	$–	$–	$–	$–	$36,475
Jennifer Welsh(5)	4,918	–	–	–	–	–	4,918
Paul Fortin	40,000	–	–	–	–	–	40,000
Paul Mangano	48,607	–	–	–	–	–	48,607
Rick Hillier (6)	$98,387	$–	$–	$–	$–	$–	$98,387

(1)	Represents the grant value of RSU awards, based on the closing price of the Common Shares on the TSXV on the grant date.
(2)	Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option- valuation method. There were no stock option grants issued in the financial year ended September 30, 2024
(3)	The Company does not have a pension plan.
(4)	John McCoach did not stand for re-election for Chair of the Audit and Compensation Committee and ceased to be a Director of the Company on August 26, 2024.
(5)	Jennifer Welsh joined the Board on August 26, 2024, and was appointed Chair of the Audit and Compensation Committee. (6) Rick Hillier joined the Board on December 6, 2023.

Outstanding Equity Awards

There were no Options granted to the independent directors in the financial year ended September 30, 2025.

The following table sets forth information concerning all the outstanding equity awards held by each of the Company's independent directors as at September 30, 2025:

	Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options	Option exercise price		Option expiration date	Value of unexercised in the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(2)	Market or payout value of vested share- based awards not paid out or distributed(2)
James Yersh	–		$–	–	$–	$–	$–	$–
Paul Fortin	17		756.00	2025-12-15	–	–	–	–
	47		535.50	2026-08-16	–	–	–	–
Paul Mangano	17		756.00	2025-12-15	–	–	–	–
	47		535.50	2026-08-16	–	–	–	–
Rick Hillier	17		756.00	2025-12-15	–	–	–	–
	47		535.50	2026-08-16	–	–	–	–
	192	$			$–	$–	$–	$–

(1)	Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2025.
(2)	Based on the closing price of the Common Shares on the TSXV on September 30, 2025.

There was no exercise of Options during the financial year ended September 30, 2025.

The following table sets forth information concerning all the outstanding equity awards held by each of the Company's independent directors as at September 30, 2024, on a pre-Consolidation basis:

	Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options(1)	Option exercise price		Option expiration date	Value of unexercised in the-money options(2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(3)	Market or payout value of vested share- based awards not paid out or distributed(3)
John McCoach	357		679.00	2025-12-15	$–	$–	$–	$–
	1,000		25.50	2026-08-16	–	–	–	–
Jennifer Welsh	–		–	–	–	–	–	–
Paul Fortin	357		679.00	2025-12-15	–	–	–	–
	1,000		25.50	2026-08-16	–	–	–	–
Paul Mangano	357		679.00	2025-12-15	–	–	–	–
	1,000		25.50	2026-08-16	–	–	–	–
Rick Hillier	1,000		25.50	2026-08-16	–	–	–	–
	5,071	$			$–	$–	$–	$–

(1)	The 2023 Option grants to the directors vest over two (2) years. The 2021 Option grants to the directors vest over two (2) years.
(2)	Based on the difference between the exercise price of the Option and the closing price of the Common Shares on the TSXV on September 30, 2024.
(3)	Based on the closing price of the Common Shares on the TSXV on September 30, 2024.

There was no exercise of Options during the financial year ended September 30, 2024.

Value Vested or Earned During the Year

For the financial years ended September 30, 2025 and September 30, 2024, no option-based awards and share-based awards or non-equity incentive plan compensation vested or were earned during the year.

3.11	Securities authorized for issuance under Equity Compensation Plans

The following table sets forth the details as at September 30, 2025, the end of the Company's most recently-completed financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance under the LTIP.

Equity Compensation Plans Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Compensation Plans (excluding securities listed in column (a))
Equity Compensation Plans approved by the shareholders – LTIP	Share Units: nil	Share Units: $nil	Share Units: 55
	Options: 995	Options: $555.42	Options: 138,637
Equity Compensation Plans not approved by shareholders	n/a	n/a	n/a

The following table sets forth the details as at September 30, 2024 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance under the LTIP, on a post-Consolidation basis.

Equity Compensation Plans Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Compensation Plans (excluding securities listed in column (a))
Equity Compensation Plans approved by the shareholders – LTIP	Share Units: nil	Share Units: $nil	Share Units: 193
	Options: 122	Options: $555.24	Options: 6,290
Equity Compensation Plans not approved by shareholders	n/a	n/a	n/a

3.12	Statement of Corporate Governance

Board of Directors

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders, but that it also promotes effective decision making at the Board level.

NI 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A "material relationship" is as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of seven (7) directors being David Luxton (Chairman), Sean Homuth, General (retired) Rick Hillier, Paul Fortin, Paul Mangano, James Yersh and Niel Marotta. All of the directors have previously been elected directors of the Company at a shareholders' meeting for which an information circular was issued, except for Messrs. Yersh and Marotta, who were appointed to the Board in January 2025 and January 2026, respectively, and are standing for election by the Shareholders for the first time.

Within the meaning of NI 58-101, the following directors are independent: Messrs. Fortin, Mangano, Yersh, Hillier and Marotta. Messrs. Luxton and Homuth are not independent as a result of their position as executive officers of the Company. As such, a majority of the Board is independent within the meaning of NI 58-101.

Notwithstanding Mr. Hillier’s role on the Company’s international advisory board prior to joining the Board in December 2023, and his related compensation, which was equal to his current compensation as a corporate director, the Board has determined that Mr. Hillier is not currently, and was not previously, in a material relationship with the Company and has been and continues to be independent within the meaning of NI 58-101 with reference to the general independence rules thereof and related interpretive guidance. For clarity, Mr. Hillier has not served, and the Company has no intention to have him serve, on the Audit and Compensation Committee.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 - Corporate Governance Guidelines, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

Board Mandate

The Board has not adopted a formal written mandate. The fundamental responsibility of the Board is to appoint a competent executive team, approve a strategic compensation plan, and to oversee the management of the business in accordance with the Business Corporations Act (British Columbia) and with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls. The Board is also charged with approving guidelines, policies and goals for the Company.

Board and Committee Attendance

The following table outlines attendance of each member of the Board at meetings of the Board and the Audit and Compensation Committee since the beginning of the most recently completed financial year, being October 1, 2024, with the meetings attended out of the total meetings held while such members were directors of the Board.

Board Member	Board Meetings	Audit and Compensation Committee Meetings
David Luxton	8/9 (89%) (Chair of the Board)	N/A
Sean Homuth	9/9 (100%)	N/A
Rick Hillier	7/9 (78%)	N/A
Paul Fortin	9/9 (100%)	6/6 (100%)
Paul Mangano	9/9 (100%)	6/6 (100%)
James Yersh(1)	7/7 (100%)	4/4 (100%) (Chair of the Audit and Compensation Committee)
Jennifer Welsh(2)	2/2 (100%)	2/2 (100%) (Former Chair of the Audit and Compensation Committee)
Niel Marotta(3)	0/0	N/A

(1)	Mr. Yersh was appointed to the Board and became Chair of the Audit and Compensation Committee in January 6, 2025 and is standing for election by the Shareholders for the first time.

(2)	Ms. Welsh joined the Board on August 26, 2024 and was appointed Chair of the Audit and Compensation Committee. She resigned as Chair of the Audit and Compensation Committee and Director on January 6, 2025, prior to moving into the CFO and Chief Compliance Officer role on February 3, 2025.
(3)	Mr. Marotta was appointed to the Board in January, 2026 and is standing for election by the Shareholders for the first time, and has therefore not attended any meetings of the Board as of the date hereof.

Position Descriptions

The Board does not feel that it is necessary at this time to formalize position descriptions for the Chair of each committee of the Board, the Chairman or the Chief Executive Officer in order to delineate their respective responsibilities. Accordingly, the roles of the Chairman, Chair of each committee of the Board and the executive officers of the Company are delineated on the basis of the customary practice. The Chairman is responsible for leadership of the Board, including the preparation of the agenda in consultation with the Board and its committees, and members of management, presiding the meetings, assigning specific tasks to the members, and in the case of committee chairs, reporting the committee findings to the Board. The Board delineates the role and responsibilities of the Chief Executive Officer through its direct and ongoing oversight and assessment of management's development and execution of corporate strategy. The primary responsibilities of the Chief Executive Officer are to lead the general direction, development and management of the business and affairs of the Company in accordance with the corporate strategy and objectives approved by the Board, including to develop and recommend to the Board a strategic direction for the Company, and when approved, implement this direction, foster a culture that promotes ethical practices and individual integrity and, together with the Company's Chief Financial Officer, design and oversee the effectiveness of the integrity of the disclosure controls and procedures, internal controls over financial reporting and management systems of the Company.

Retirement and Term Limits

The Company has not adopted term limits for the directors on the Board, nor is there a mandatory retirement age. No such limits have been adopted in order to maintain a balance between ensuring fresh ideas and view points are available to the Board while simultaneously not losing the benefits of experience and continuity contributed by longer serving directors on the Board. The Board believes that the annual assessment process is an efficient and transparent way to evaluate directors, which provides strong motivation for directors to make sure they make a significant contribution to the Board and the Company.

Diversity and Inclusion

While the Board has not adopted a formal diversity policy, it is mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of the Board. In this regard, the Company is committed to increasing diversity on the Board. In searches for new director candidates, the Board will consider the level of diversity, including representation of underrepresented individuals and female representation, on the Board, which will be one of several factors used in the search process. Further, the Board will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of the Company's overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

The Board generally identifies, evaluates and recommends candidates to become members of the Board or members of senior management with the goal of creating a Board and members of the senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board and senior management is primarily a question of experience and expertise brought by each individual. The Board, when searching for candidates, also takes diversity into account. Although the Board does not have a formal diversity policy, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background. The Board considers all factors it deems relevant in the process of identifying, evaluating, and recommending candidates for the Board and senior management. The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments.

Board Diversity Matrix
	As of September 30, 2025				As of September 30, 2024
Country of Principal Executive Offices:	Canada				Canada
Foreign Private Issuer	Yes				Yes
Disclosure Prohibited under Home Country Law	No				No
Total Number of Directors	6				6
Part I: Gender Identity
	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	0	6	–	–	1	5	–	–
Part II: Demographic Background
Under-represented person in Home Country	0				0
LGBTQ+	0				0
White	6				6

Other Public Company Directorships

No member of the Board currently holds directorships in other reporting issuers.

Orientation and Continuing Education of Board Members

The Board is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

•	the role of the Board and its committees;

•	the nature and operation of the business of the Company; and

•	the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Company remains current.

Code of Business Ethics

Effective January 16, 2023, the Board has adopted a code of business conduct and ethics of the Company (the "Code") applicable to all of the Company's directors, officers and employees, including the CEO and CFO, which is a "code of ethics" as defined in section 406(c) of the Sarbanes-Oxley Act. The Code sets out the fundamental values and standards of behavior that the Company expect from its directors, officers and employees with respect to all aspects of the Company's business.

If the Company grants any waiver of the Code, whether explicit or implicit, to a director or executive officer, the Company will disclose the nature of such waiver on its website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the Code is posted on the Company's website at www.defsectec.com and the Company's SEDAR+ profile at www.sedarplus.ca. The information on or accessible through the website is not part of and is not incorporated by reference into this Circular.

The Audit and Compensation Committee is responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit and Compensation Committee will also assist the Board with the monitoring of compliance with the Code.

Nomination of Directors

The Board holds the responsibility for the appointment and assessment of directors.

The Board seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When considering candidates for director, the Board takes into account a number of factors, including the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

•	personal qualities and characteristics, accomplishments and reputation in the business community;

•	current knowledge and contacts in the countries and/or communities in which the Company does business and in the Company's industry sectors or other industries relevant to the Company's business; and

•	ability and willingness to commit adequate time to Board and committee matters, and be responsive to the needs of the Company.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board will consider various potential candidates for director. Candidates may come to the attention of the Board through current directors or management, stockholders or other persons. These candidates will be evaluated at regular or special meeting of the Board, and may be considered at any point during the year.

Compensation

Refer to Compensation Governance under "Director and Executive Compensation" section of this Circular.

Other Board Committees

The Board has no standing committees other than the Audit and Compensation Committee.

Assessments

The Board has not yet considered putting in place formal assessments.

Section 4
ADDITIONAL INFORMATION

4.1	Audit and Compensation Committee information

The Audit and Compensation Committee's Charter

On January 12, 2022, the Board adopted an amended Charter for the Audit and Compensation Committee to be compliant with the Nasdaq listing requirements as part of the Company's listing application. This Charter, which sets out the Audit and Compensation Committee's mandate, organization, powers and responsibilities. The full text of the Audit and Compensation Committee Charter is attached hereto as Appendix "A" to this Circular.

Composition of the Audit and Compensation Committee

The current members of the Audit and Compensation Committee are James Yersh (Chair), Paul Mangano, and Paul Fortin. Following the Meeting, it is expected that the Audit and Compensation Committee will consist of the same members. All proposed members are independent (as defined in NI 52-110) and all members are financially literate (as defined in NI 52-110). Further, no member of the Audit and Compensation Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

Relevant Education and Experience

All of the Audit and Compensation Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

The following is a brief bio of each member of the Audit and Compensation Committee.

James Yersh - Proposed Director

Mr. Yersh has over two decades of experience holding senior executive-level roles across finance, administration, and go-to-market functions at SaaS-oriented and technology companies. Mr. Yersh is currently the President, at PointClickCare where he oversees the complete customer journey, with a mission to drive tighter integration and seamless customer experiences by spearheading various aspects of the Senior Care market, including customer care, customer success, implementation, operations, and sales. Prior to this role, Mr. Yersh was previously the Chief Revenue Officer, Senior Care and CFO of PointClickCare. Prior to joining PointClickCare, Mr. Yersh also served as the CFO for notable companies in the technology space including Mitel, Blackberry, KORE Wireless and held a variety of senior finance roles at other technology companies including eSentire, Cognos Incorporated, and Deloitte. Notably, while serving as CFO of BlackBerry, he supported the organization's transition to a software-based product suite as a public company. Mr. Yersh also previously served as a Board member and the Chair of the Audit and Compensation Committee for Indiva who was listed on the TSXV.

Paul Fortin - Director

Prior to being invited to join the Company's Board, Paul Fortin was the director of international business development at Borden Ladner Gervais LLP, a full-service law firm, from 2011 to 2019. Since March 2020, he has been working with David Pratt & Associates as a Senior Associate and is an independent advisor within the defense and security industry. Mr. Fortin graduated from Carleton University with a Bachelor's degree in Political Science and from Algonquin College with a specialization in Product Marketing Management.

Paul Mangano - Director

Prior to being invited to join the Company's Board, Mr. Mangano founded and owned Surculus Advisors LLC since 2015, a company offering consulting services to the industrial and high-tech sectors including aerospace, defense and security. Since August 2020, he is the General Manager of Steiner Optics Inc., a division of Beretta. Mr. Mangano graduated with a BA in Economics from Harvard University and an MBA in High Technology from Northeastern University. From 2006 to 2015, he was the President of EOTECH.

Audit and Compensation Committee Oversight

At no time during this past financial year have any recommendations by the Audit and Compensation Committee respecting the appointment and/or compensation of the external auditors of the Company not been adopted by the Board.

Pre-Approval Policies and Procedures

Under its charter, the Audit and Compensation Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to the Company, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors.

4.2	External Auditor Services Fees

The following table shows fees billed to the Company by the Company's external auditors MNP LLP, Chartered Professional Accountants, during the last two completed financial years were as follows:

	2025 Fee Amount ($)	2024 Fee Amount ($)
Audit Fees(1)	406,998	326,350
Audit-Related Fees(2)	124,946	152,486
Tax Fees(3)	-	22,470
All Other Fees(4)	-	-
Total:	531,944	501,306

(1)	"Audit fees" include fees rendered by the Company's external auditor for professional services necessary to perform the annual audit, quarterly reviews of the Company's financial statements, services rendered in connection with the filing of prospectuses in the United States and Canada, and review of documents filed with the SEC and consents and other services normally provided in connection with statutory and regulatory filings or engagements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)	"Audit-related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in the "Audit Fees" category.

(3)	"Tax fees" include fees for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.

(4)	"All other fees" include fees for products and services provided by the Company's external auditor, other than services reported under the table headings "Audit Fees", "Audit-Related Fees" or "Tax Fees".

4.3	Indebtedness of directors and executive officers

No person who is, or who was at any time during the financial year ended September 30, 2025, a director, executive officer or senior officer of the Company, and no person who is a nominee for election as a director of the Company, and no associate of such persons, is, or was at any time since the beginning of the financial years ended September 30, 2025 or September 30, 2024, indebted to the Company, other than "routine indebtedness" as defined in National Instrument 51-102 Continuous Disclosure Obligations, nor has any such person been indebted at any time since the beginning of the financial year ended September 30, 2025, to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

4.4	Interest of informed persons in material transactions

To the Company's knowledge and except as otherwise specified in this Circular, no director or executive officer of the Company, no subsidiary or no insider, no nominee for election as director, no Shareholder owning more than 10% of the voting shares of the Company, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of the financial years ended September 30, 2025 or September 30, 2024 that has had or could have a material impact on the Company, or in any projected transactions.

4.5	Availability of Disclosure Documents and Additional Information

Financial information about the Company is contained in its comparative consolidated financial statements and the accompanying Management's Discussion and Analysis for the financial years ended September 30, 2025 and September 30, 2024, and additional information about the Company is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

If you would like to obtain, at no cost to you, a copy of any of the following documents: (a) the comparative consolidated financial statements of the Company for the year ended September 30, 2025, together with the accompanying report of the auditor and Management's Discussion and Analysis; and (b) this Circular, please send your request to the Company's Chief Financial Officer at the head corporate office of the Company at 80 Hines Road, Unit #300 Ottawa, Ontario K2K 2T8.

The Company may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

4.6	Other Business

As of the date of this Circular, the Board does not know of any other matters to be brought to the Meeting, other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the form of proxy will vote the proxy on such matters in accordance with their best judgment.

4.7	Authorization

The contents and the mailing of this Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

DATED at Ottawa, Ontario as of January 14, 2026.

"David Luxton"
David Luxton
Chairman

Appendix "A"

AUDIT COMMITTEE CHARTER

DEFSEC Technologies Inc. (the "Company")

(This document was adopted by the Board of Directors of the DEFSEC Technologies Inc. and supersedes and replaces all prior Audit Committee Charters)

I.            PURPOSE

The Audit Committee (the "Committee") is a standing committee of the Board of Directors of the Company.

The primary function of the Committee in respect of its audit committee functions is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring the Company's accounting and financial reporting and practices and procedures; the adequacy of the Company's internal accounting controls and procedures; the quality and integrity of financial statements and other financial information provided by the Company to shareholders, and others; and for liaising with the external auditors of the Company.

II.            STRUCTURE AND OPERATIONS

The Committee shall be comprised of three or more members of the Board of Directors, each of whom are "independent" as such term is defined under applicable laws and in the rules and regulations of all exchanges and marketplaces on which the securities of the Company may be listed for trading. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in such individual having financial sophistication. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. Additionally, no member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

The members of the Committee shall be annually appointed by the Board of Directors and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority of the Board of Directors.

The Chair shall be annually appointed by the members of the Committee. The Chair shall not be an employee, control person or officer of the Company or any of its associates or affiliates. The Chair shall be entitled to vote to resolve any ties. The Chair will set the agendas for Committee meetings and chair all meetings of the Committee unless the Chair is not present at such meeting in which case the members present shall elect a chair for the conduct of the meeting.

III.          MEETINGS

The Committee shall meet at least quarterly or more frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet with management and the external auditors in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. The Committee may meet privately with outside counsel of its choosing and the Chief Financial Officer, as necessary. In addition, the Committee shall meet with management quarterly to review the Company's financial statements in a manner consistent with that outlined in Section IV of this Charter and, if the Committee so determines, the external auditors.

All non-management directors that are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any directors, management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum. A majority of members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.

The Chair of the Committee shall designate a person, who need not be a member thereof, to act as Secretary, who shall record the proceedings of the meetings. The agenda of each meeting will be prepared by the Secretary, upon consultation with the Chair, and, whenever reasonably practicable, circulated to each member prior to each meeting. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

IV.          RESPONSIBILITIES, DUTIES, AUTHORITY

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal and other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of this Committee outlined in Section I.

The Committee, in discharging its duties, is empowered to investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside counsel, accounting, or other advisors for this purpose, including authority to approve the fees payable to such advisors and other terms of retention.

The Committee shall be given full access to the Board of Directors, management, employees of the Company, directly and indirectly responsible for financial reporting, and independent accountants, as necessary, to carry out these responsibilities. While acting within the scope of this stated purpose, the Committee shall have all the authority of the Board of Directors.

Matters in Respect of Audit Committee Functions

Document Reports/Reviews

Annual Financial Statements

1.	The Committee shall review with management and the external auditors, both together and separately, prior to public dissemination:

(a)	the annual audited consolidated financial statements;

(b)	the external auditor's review of the annual consolidated financial statements and their report;

(c)	any significant changes that were required in the external audit plan;

(d)	any significant issues raised with management during the course of the audit, including any restrictions on the scope of activities or access to information; and

(e)	those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Company.

Following completion of the matters contemplated above, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual financial statements with such changes contemplated and further recommended as the Committee considers necessary.

Notwithstanding the foregoing, the Committee is not responsible for certifying the financial statements of the Company or guaranteeing the external auditors' report. The fundamental responsibility for the financial statements and disclosures rests with management and the external auditors.

Interim Financial Statements

2.	The Committee shall review with management prior to public dissemination, the interim unaudited consolidated financial statements of the Company. If the Committee so determines, the Committee may include the external auditors in such meeting and meet with management and the external auditors, both together and separately, including a discussion with the external auditors of those matters required to be discussed under generally accepted auditing standards applicable to the Company.

Management's Discussion and Analysis

3.	The Committee shall review with management prior to public dissemination, the annual and interim Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), and if the Committee so determines, review the MD&A with the external auditors of the Company.

Approval of Annual MD&A, Interim Financial Statements and Interim MD&A

4.	The Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual MD&A with such changes contemplated and further recommended by the Committee as the Committee considers necessary. In addition, the Committee shall approve the interim financial statements and interim MD&A of the Company, if the Board of Directors has delegated such function to the Committee. If the Committee has not been delegated this function, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the interim financial statements and interim MD&A with such changes contemplated and further recommended as the Committee considers necessary.

Review Related Party Transactions

The Committee shall:

•	Review transactions between the Company and related parties;

•	Review, by the independent directors, any conflicts of interest between the Company and related parties;

•	Review the adequacy of the disclosure of "related party transactions" in the notes to the annual and interim financial statements and any information circular or other documents published by the Company.

News Releases

5.	The Committee shall review with management, prior to public dissemination, the annual and interim earnings news releases (paying particular attention to the use of any "pro forma" or "adjusted non-GAAP" information) as well as financial information and earnings guidance provided to analysts and rating agencies.

Reports and Regulatory Returns

6.	The Committee shall review and discuss with management, and the external auditors to the extent the Committee deems appropriate, such reports and regulatory returns of the Company as may be specified by law.

Other Financial Information

7.	The Committee shall review the financial information included in any prospectus, annual information form or information circular with management and the external auditors, together and separately, prior to public dissemination, and shall make a recommendation to the Board of Directors with respect to the approval of such prospectus, annual information form or information circular with such changes contemplated and further recommended as the Committee considers necessary.

Financial Reporting Processes

Establishment and Assessment of Procedures

8.	The Committee shall satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the financial statements of the Company and assess the adequacy of these procedures annually.

Application of GAAP

9.	The Committee shall assure itself that the external auditors are satisfied that the accounting estimates and judgements made by management, and management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

Practices and Policies

10.	The Committee shall review with management and the external auditors, together and separately, the principal accounting practices and policies of the Company.

External Auditors

Oversight and Responsibility

11.	The Committee is directly responsible for (i) appointing and retaining the Company's external auditors; (ii) overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting; and (iii) the compensation structure of the external auditors.

Reporting

12.	The external auditors shall report directly to the Committee and are ultimately accountable to the Committee.

Performance and Review

13.	The Committee shall annually review the performance of the external auditors and adequacy of the audit committee charter, and recommend to the Board of Directors the appointment of the external auditors or approve any discharge of the external auditors when circumstances warrant, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company.

Annual Audit Plan

14.	The Committee shall review with the external auditors and management, together and separately, the overall scope of the annual audit plan and the resources the external auditors will devote to the audit. The Committee shall annually review and approve the fees to be paid to the external auditors with respect to the annual audit.

Independence Review

15.	The Committee shall review and assess the qualifications, performance and independence of the external auditors, including the requirements relating to such independence of the law governing the Company. At least annually, the Committee shall receive from and review with the external auditors, their written statement delineating all relationships with the Company and, if necessary, recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors' independence and accountability to the Committee.

Reports to Board of Directors

Reports

16.	In addition, to such specific reports contemplated elsewhere in this Charter, the Committee shall report regularly to the full Board of Directors regarding such matters, including:

(a)	with respect to any issues that arise with respect to the quality or integrity of the financial statements of the Company, compliance with legal or regulatory requirements by the Company, the performance and independence of the external auditors of the Company;

(b)	following meetings of the Committee; and

(c)	with respect to such other matters as are relevant to the Committee's discharge of its responsibilities.

Whistle-Blowing

Procedures

17.	The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding questionable accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company and of concerns regarding questionable accounting or auditing matters.

Notice to Employees

18.	To comply with the above, the Committee shall ensure the Company advises all employees of the Company, by way of a written code of business conduct and ethics (the "Code"), or if such Code has not yet been adopted by the Board of Directors, by way of a written or electronic notice, that any employee who reasonably believes that questionable accounting, internal accounting controls, or auditing matters have been employed by the Company or its external auditors is strongly encouraged to report such concerns by way of written communication directly to the Chair or any other member of the Audit Committee. Matters referred to a member of the Audit Committee, may be done so anonymously and in confidence.

The Company shall not take or allow any reprisal against any employee for, in good faith, reporting questionable accounting, internal accounting, or auditing matters. Any such reprisal shall itself be considered a very serious breach of this policy.

All reported violations shall be investigated by the Audit Committee following rules of procedure and process as shall be recommended by outside counsel.

General

Access to Counsel

19.	The Committee shall review, periodically, with outside counsel of its choosing, any legal matter that could have a significant impact on the financial statements or governance of the Company.

Reports and Recommendations

20.	In addition to such specific reports and recommendations provided elsewhere in this Charter, the Committee shall have the funding and authority necessary to discharge its duties and obligations. The Committee shall report regularly to the Board of Directors following meetings of the Committee and with respect to such other matters as are relevant to the Committee's discharge of its responsibilities; provide such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chair or any other member of the Committee designated by a corporate governance committee to make such report.

Independence

21.	The Committee may consider questions of independence and possible conflicts of interest of members of the Board of Directors.

General

22.	The Committee shall perform such other duties and exercise such powers as may, from time to time, be assigned or vested in the Committee by the Board of Directors, and such other functions as may be required of an audit committee or governance committee by law, regulations or applicable stock exchange rules.

Appendix "B"
AMENDED AND RESTATED LONG-TERM PERFORMANCE INCENTIVE PLAN

DEFSEC TECHNOLOGIES INC.
(FORMERLY KWESST MICRO SYSTEMS INC.)
(the "Company")

(See attached.)

DEFSEC TECHNOLOGIES INC.
(FORMERLY KWESST MICRO SYSTEMS INC.)
(the "Company")

AMENDED AND RESTATED LONG-TERM PERFORMANCE INCENTIVE PLAN

Section 1. ESTABLISHMENT AND PURPOSE OF THIS PLAN

The Company wishes to amend and restate its long-term performance incentive plan (as amended, this "Plan"). The purpose of this Plan is to promote the long-term success of the Company and the creation of Shareholder value by: (a) encouraging the attraction and retention of Participants; (b) encouraging such Participants to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such Participants with the interests of the Company.

To this end, this Plan provides for the grant of Restricted Share Units, Performance Share Units, Deferred Share Units, Options and Stock Appreciation Rights to Participants as further described in this Plan.

The Plan and the Restricted Share Units, Performance Share Units, Deferred Share Units, Options and Stock Appreciation Rights issuable under the Plan are subject to Policy 4.4 - Incentive Stock Options of the Exchange (the "Policy").

This Plan is a "rolling up to 10% and fixed up to 10%" Security Based Compensation Plan, as defined in the Policy. This Plan is: (i) a "rolling" plan pursuant to which the number of Shares that are issuable pursuant to the exercise of Options granted hereunder shall not exceed 10% of the issued and outstanding Shares as at the date of any Option grant; and (ii) a "fixed" plan under which the number of Shares that are issuable pursuant to all Awards other than Options granted hereunder and under any other Security Based Compensation Plan, in the aggregate is a maximum of 10% of the issued and outstanding Shares as at the effective date of implementation of this Plan, which is expected to be up to approximately 199,362.

Section 2. DEFINITIONS

As used in this Plan, the following terms shall have the meanings set forth below:

(a)	"Affiliate" means any affiliate, as that term is defined in the Securities Act;

(b)	"Associate" has the meaning ascribed thereto in the Securities Act;

(c)	"Award" means any award of RSUs, PSUs, DSUs, Options or SARs granted under this Plan;

(d)	"Award Agreement" means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under this Plan;

(e)	"Board" means the board of directors of the Company;

(f)	"Blackout Period" means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of publicly undisclosed confidential information pertaining to the Company;

(g)	"Cessation Date" means, the effective date on which a Participant ceases to be a Director or a Key Employee, where applicable, of the Company or a Subsidiary for any reason;

(h)	"Change of Control" means the occurrence of one transaction or a series of transactions which results in one Person, together with any affiliates of such Person, exercising direction or control over 50% or more of the Shares. " Person" for the purpose of this provision includes, but is not limited to, any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation or other entity however designated or constituted; a change in the majority of the Company's Board taking place over a period of six (6) months or less; a merger or consolidation, after which the Company's Shareholders no longer control the Company; and/or the sale of all or substantially all of the Company's assets or the liquidation of the Company, except where the sale is to an affiliate of the Company.

(i)	"Committee" means such committee of the Board performing functions in respect of compensation as may be determined by the Board from time to time;

(j)	"Company" means DEFSEC Technologies Inc., a company incorporated under the Canada Corporations Act (British Columbia), and any of its successors or assigns;

(k)	"Consultant" means a Person (other than a Key Employee or Director) that:

(i)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or an affiliate of the Company, other than services provided in relation to a distribution (as defined in the Securities Act);

(ii)	provides the services under a written contract between the Company or an affiliate of the Company and the Person, as the case may be;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time on the affairs and business of the Company or an affiliate of the Company; and

(iv)	has a relationship with the Company or an affiliate of the Company that enables the Person to be knowledgeable about the business and affairs of the Company,

and:

(v)	if the Person is an individual, includes a corporation of which such individual is an employee or Shareholder, and a partnership of which the individual is an employee or partner; and

(vi)	if the Person is not an individual, includes an employee, executive officer or director of the Consultant, provided that the individual employee, executive officer or director spends or will spend a significant amount of time on the affairs and business of the Company or an affiliate of the Company;

(l)	"Current Market Price" means the last closing price of the Shares on the Exchange before either the issuance of the news release or the filing of the Price Reservation Form (Form 4A) required to fix the price at which the securities are to be issued or deemed to be issued (the "Notice of Transaction"), except under the following conditions, where applicable:

(i)	"Consolidation Exception" The Current Market Price is to be adjusted for any share consolidation or split. If the Notice of the Transaction is within 5 days following a consolidation of the Company's share capital, the minimum price per share will be the greater of the Current Market Price, adjusted for any share consolidation or split, or $0.05;

(ii)	"Material Information Exception" If the Company announces Material Information regarding the affairs of the Company after providing Notice of the Transaction and if the Exchange determines that a party to the transaction should reasonably have been aware of that pending Material Information, then the Current Market Price will be at least equal to the closing price of the Shares on the trading day after the day on which that Material Information was announced;

(iii)	"Price Interference Exception" If the Exchange determines that the closing price is not a fair reflection of the market for the Shares and the Shares appear to have been high-closed or low-closed, then the Exchange will determine the Current Market Price to be used;

(iv)	"Suspension Exemption" If the Company is suspended from trading or has for any reason not traded for an extended period of time, the Exchange may determine the deemed Current Market Price to be used; and

(v)	"Minimum Price Exception" The Exchange will not generally permit the Shares to be issued from treasury at a price less than $0.05 nor will the Exchange generally permit any securities convertible into Shares including Options and Warrants to be issued with an effective conversion price of less than $0.05 per Share;

(m)	"Deferred Share Unit" or "DSU" means a right to receive on a deferred basis a payment in Shares as provided in Subsection 5.3 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement;

(n)	"Determination Date" means a date determined by the Board in its sole discretion but not later than 90 days after the expiry of a Performance Cycle;

(o)	"Director" means a member of the Board;

(p)	"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than one year, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Board, acting reasonably, determines constitutes a disability;

(q)	"Disinterested Shareholders Approval" means approval by a majority of the votes cast by all the Company's Shareholders at a duly constituted meeting of Shareholders, excluding votes attached to Shares beneficially owned by Insiders to whom Options may be granted under this Plan and Associates and Affiliates of such Insiders;

(r)	"Effective Date" has the meaning ascribed thereto in Section 8;

(s)	"Election Form" means the form to be completed by a Director specifying the amount of Fees he or she wishes to receive in DSUs under this Plan;

(t)	"Eligible Person" means a Director and a Key Employee of the Company and its Subsidiaries;

(u)	"Exchange" means the TSX Venture Exchange, or such other exchange upon which the Shares of the Company may become listed for trading;

(v)	"Exchange Hold Period" means the four-month resale restriction imposed by the Exchange on the shares, more particularly described in the Exchange's Policy 1.1 - Interpretation;

(w)	"Fees" means the annual board retainer, chair fees, meeting attendance fees or any other fees payable to a Director by the Company;

(x)	"Grant Date" means, for any Award, the date specified by the Board as the grant date at the time it grants the Award or, if no such date is specified, the date upon which the Award was actually granted;

(y)	"Insider" means any insider, as that term is defined in the Securities Act;

(z)	"Insider Participant" means a Participant who is an (i) Insider of the Company or of a Subsidiary, and (ii) Associate of any person who is an Insider by virtue of (i);

(aa)	"Investor Relations Activities" means any activities, by or on behalf of the Company or a Shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company,

(A)	to promote the sale of products or services of the Company, or

(B)	to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)	activities or communications necessary to comply with the requirements of:

(C)	applicable securities laws; or

(D)	Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)	activities or communications that may be otherwise specified by the Exchange;

(bb)	"Key Employees" means employees, as such term is defined in the Exchange's Policy 1.1- Interpretation, including officers, and including both full-time and part-time employees of the Company or any Subsidiary who, by the nature of their positions or jobs are, in the opinion of the Board, in a position to contribute to the success of the Company;

(cc)	"Option" means incentive share purchase options entitling the holder thereof to purchase Shares;

(dd)	"Option Plan" means the Company's Stock Option Plan dated November 28, 2017, as may be amended or restated from time to time;

(ee)	"Participant" means any Eligible Person, Consultant or Persons performing Investor Relations Activities to whom Awards under this Plan are granted;

(ff)	"Participant's Account" means a notional account maintained for each Participant's participation in this Plan which will show any Awards credited to a Participant from time to time;

(gg)	"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or financial performance of the Company and its Subsidiaries, and that are to be used to determine the vesting of the PSUs;

(hh)	"Performance Cycle" means the applicable performance cycle of the PSUs as may be specified by the Board in the applicable Award Agreement;

(ii)	"Performance Share Unit" or "PSU" means a right awarded to a Participant to receive a payment in Shares as provided in Subsection 5.2 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement;

(jj)	"Person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or governmental authority or body;

(kk)	"Restriction Period" means the time period between the Grant Date and the Vesting Date of an Award of RSUs specified by the Board in the applicable Award Agreement, subject to the Vesting Requirement provision in Section 4.4;

(ll)	"Restricted Share Unit" or "RSU" means a right awarded to a Participant to receive a payment in Shares as provided in Subsection 5.1 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement;

(mm)	"Retirement" means retirement from active employment with the Company or a Subsidiary with the consent of an officer of the Company or the Subsidiary;

(nn)	"Stock Appreciation Right" or "SAR" means a right awarded to a Participant to receive a payment in Shares as provided in Subsection 5.5.1 hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement;

(oo)	"SAR Amount" has the meaning set out in Subsection 5.5.3;

(pp)	"SAR Grant Price" has the meaning set out in Subsection 5.5.2;

(qq)	"Securities Act" means the Securities Act (British Columbia), as amended, from time to time;

(rr)	"Shareholder" means a registered or beneficial holder of Shares or, if the context requires, other securities of a Company.

(ss)	"Shares" means the common shares in the capital of the Company;

(tt)	"Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

(uu)	"Termination Date" means, as applicable: (i) in the event of a Participant's Retirement, voluntary termination or termination of employment as a result of a Disability, the date on which such Participant ceases to be an employee or a Consultant of the Company or a Subsidiary; and (ii) in the event of termination of the Participant's employment or consulting contract by the Company or a Subsidiary, the date on which such Participant is advised by the Company or a Subsidiary, in writing or verbally, that his or her services are no longer required;

(vv)	"Trading Day" means any date on which the Exchange is open for trading; and

(ww)	"Vesting Date" means in respect of any Award, the date when the Award is fully vested m accordance with the provisions of this Plan and the applicable Award Agreement.

Section 3. ADMINISTRATION

3.1	BOARD TO ADMINISTER PLAN. Except as otherwise provided herein, this Plan shall be administered by the Board and the Board shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan.

3.2	DELEGATION TO COMMITTEE. All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be delegated to and exercised by the Committee or such other committee as the Board may determine.

3.3	INTERPRETATION. All actions taken and all interpretations and determinations made or approved by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company.

3.4	NO LIABILITY. No Director shall be personally liable for any action taken or determination or interpretation made or approved in good faith in connection with this Plan and the Directors shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Company.

Section 4. SHARES AVAILABLEFOR AWARDS

4.1	LIMITATIONS ON SHARES AVAILABLE FOR ISSUANCE

4.1.1	In respect of Options, so long as it may be required by the rules and policies of the Exchange:

(a)	the aggregate number of Shares issuable under this Plan in respect of Options shall not exceed ten (10%) percent of the Company's issued and outstanding Shares at any point in time; and

(b)	the total number of Options issuable to Persons performing Investor Relations Activities shall not exceed two (2%) percent of the issued and outstanding Shares in any twelve (12) month period; and

4.1.2	In respect of DSUs, PSUs, RSUs and SARs:

(a)	the maximum aggregate number of Shares issuable under this Plan at any point in time in respect of DSUs, PSUs, RSUs and SARs shall be 10% of the issued and outstanding Shares as at the effective date of implementation of this Plan, which is expected to be up to approximately 199,362; and

(b)	any exercise of DSUs, PSUs, RSUs and SARs does not increase the available number of DSUs, PSUs, RSUs and SARs issuable under the Plan; and

4.1.3	The aggregate number of Shares issuable to any one Participant upon the exercise of Awards granted under the Plan shall not exceed five (5%) percent of the issued and outstanding Shares, calculated on the Grant Date;

4.1.4	The aggregate number of Shares issuable to Insiders upon the exercise of Awards granted under the Plan shall not exceed ten (10%) percent of the issued and outstanding Shares at any point in time;

4.1.5	The aggregate number of Shares issuable to Insiders upon the exercise of Awards granted under the Plan within a twelve (12) month period shall not exceed ten (10%) percent of the issued and outstanding Shares, calculated on the Grant Date;

4.1.6	Persons performing Investor Relations Activities may only receive Options as Awards under this Plan;

4.1.7	The aggregate number of Shares issuable to any one Consultant upon the exercise of Awards granted under the Plan within a twelve (12) month period shall not exceed two (2%) percent of the issued and outstanding Shares, calculated on the Grant Date;

4.1.8	All Options granted to Consultants and Persons performing Investor Relations Activities will vest and become exercisable in stages over a period of not less than twelve (12) months, with no more than one-quarter (1/4) of such Options vesting and becoming exercisable in any three (3) month period; and

4.1.9	Pursuant to the policies of the Exchange, the Exchange Hold Period will be applied to Shares issuable under this Plan and any certificate(s) representing those Shares will include a legend stipulating that the Shares issued are subject to a four month Exchange Hold Period commencing from the Grant Date.

4.2	ACCOUNTING FOR AWARDS. For purposes of this Section 4:

4.2.1	If an Award is denominated in Shares, the number of Shares covered by such Award, or to which such Award relates, shall be counted on the Grant Date of such Award against the aggregate number of Shares available for granting Awards under this Plan; and

4.2.2	Notwithstanding anything herein to the contrary, any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, or are exchanged with the Board's permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for granting Awards under this Plan.

4.3	ANTI-DILUTION. If the number of outstanding Shares is increased or decreased as a result of a stock split, consolidation or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of stock dividend, the Board may make appropriate adjustments, in accordance with the terms of this Plan, the policies of the Exchange, and applicable laws, to the number and price (or other basis upon which an Award is measured) of Awards credited to a Participant. Any determinations by the Board as to the required adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under this Plan.

4.4	MODIFICATION. Any adjustment, other than as noted in Section 4.3 Anti-Dilution, to Award granted or issued under this Plan must be subject to the prior acceptance of the Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend, or recapitalization.

4.5	VESTING REQUIREMENT. No Award issued under this Plan, other than Options, may vest before the date that is one year following the date it is granted or issued. Notwithstanding this provision, vesting may be accelerated for a Participant who dies or who ceases to be an eligible Participant under this Plan in connection with a change of control, take-over bid, RTO, or other similar transaction. Section 4.1.8 provides additional vesting requirements applicable to Options granted to Investor Relations Service Providers.

4.6	OPTION PLAN. From and after the Effective Date, the Option Plan shall be cancelled and deemed to be cancelled, and all awards granted hereunder shall be governed and deemed to be governed by the provisions of this Plan as existing Options under this Plan.

Section 5. AWARDS

5.1	RESTRICTED SHARE UNITS

5.1.1	ELIGIBILITYAND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of RSUs to Participants. RSUs granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of RSUs to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. Each RSU shall, contingent upon the lapse of any restrictions, represent one (1) Share. The number of RSUs granted pursuant to an Award and the Restriction Period in respect of such RSUs shall be specified in the applicable Award Agreement.

5.1.2	RESTRICTIONS. RSUs shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable Award Agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time an Award is granted.

5.1.3	VESTING. Subject to Section 4.5, all RSUs will vest and become payable by the issuance of Shares at the end of the Restriction Period if all applicable restrictions have lapsed, as such restrictions may be specified in the Award Agreement.

5.1.4	CHANGE OF CONTROL. In the event of a Change of Control which causes a Participant to cease to be an eligible Participant under this Plan in connection with such Change of Control, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant and will accrue to such Participant in accordance with Subsection 5.1.9.

5.1.5	DEATH. Other than as may be set forth in the applicable Award Agreement, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with Subsection 5.1.9 hereof.

5.1.6	TERMINATION OF EMPLOYMENT OR SERVICE.

(a)	Where, in the case of Key Employees, a Participant's employment is terminated by the Company or a Subsidiary for cause, or consulting contract, subject to the applicable Award Agreement, is terminated as a result of the Participant's breach, all RSUs granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(b)	Where, in the case of Key Employees, a Participant's employment contract is terminated by the Company or a Subsidiary without cause, by voluntary termination or due to Retirement by the Participant, all RSUs granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination without cause, voluntary termination or Retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Subsection 5.1.9 hereof.

(c)	Upon termination of a Participant's employment with the Company or a Subsidiary, the Participant's eligibility to receive further grants of Awards of RSUs under this Plan shall cease as of the Termination Date.

5.1.7	DISABILITY. Where, in the case of Key Employees, a Participant becomes afflicted by a Disability, all RSUs granted to the Participant under this Plan will continue to vest in accordance with the terms of such RSUs, provided, however, that no RSUs may be redeemed during a leave of absence. Where, in the case of Key Employees, a Participant's employment or consulting contract is terminated due to Disability, all RSUs granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination due to Disability, had vested pursuant to terms of the applicable Award Agreement will accrue to the Participant in accordance with Subsection 5.1.9 hereof.

5.1.8	CESSATION OF DIRECTORSHIP. Where, in the case of Directors, a Participant ceases to be a Director for any reason, any RSUs granted to the Participant under this Plan that have not yet vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Cessation Date, provided, however, that any RSUs granted to such Participant which, prior to the Cessation Date for any reason, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Subsection 5.1.9 hereof.

5.1.9	PAYMENT OF AWARD. As soon as practicable after each Vesting Date of an Award of RSUs, and subject to the applicable Award Agreement, the Company shall issue from treasury to the Participant, or if Subsection 5.1.5 applies, to the Participant's estate, a number of Shares equal to the number of RSUs credited to the Participant's Account that become payable on the Vesting Date. As of the Vesting Date, the RSUs in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such RSUs. Such payments shall be made entirely in Shares, unless otherwise provided for in the applicable Award Agreement.

5.2	PERFORMANCE SHARE UNITS

5.2.1	ELIGIBILITY AND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of PSUs to Key Employees and Consultants. PSUs granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of PSUs to be credited to each Participant shall be determined by the Board, in its sole discretion, in accordance with this Plan. Each PSU shall, contingent upon the attainment of the Performance Criteria within the Performance Cycle, represent one (1) Share, unless otherwise specified in the applicable Award Agreement. The number of PSUs granted pursuant to an Award, the Performance Criteria which must be satisfied in order for the PSUs to vest and the Performance Cycle in respect of such PSUs shall be specified in the applicable Award Agreement.

5.2.2	PERFORMANCE CRITERIA. The Board will select, settle and determine the Performance Criteria (including without limitation the attainment thereof), for purposes of the vesting of the PSUs, in its sole discretion. An Award Agreement may provide the Board with the right, during a Performance Cycle or after it has ended, to revise the Performance Criteria and the Award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the original Performance Criteria unfair or inappropriate unless a revision is made. Notices will be provided by the Company to applicable regulatory authorities or stock exchanges as may be required with respect to the foregoing.

5.2.3	VESTING. Subject to Section 4.5, all PSUs will vest and become payable to the extent that the Performance Criteria set forth in the Award Agreement are satisfied for the Performance Cycle, the determination of which satisfaction shall be made by the Board on the Determination Date.

5.2.4	CHANGE OF CONTROL. In the event of a Change of Control which causes a Participant to cease to be an eligible Participant under this Plan in connection with such Change of Control, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any Performance Criteria) and shall become payable to such Participant in accordance with Subsection 5.2.8 hereof.

5.2.5	DEATH. Other than as may be set forth in the applicable Award Agreement and below, upon the death of a Participant, all PSUs granted to the Participant which, prior to the Participant's death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever, provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The PSUs that the Board determines to have vested shall become payable in accordance with Subsection 5.2.8 hereof.

5.2.6	TERMINATION OF EMPLOYMENT OR SERVICE

(a)	Where a Participant's employment is terminated by the Company or a Subsidiary for cause, or consulting contract, subject to the applicable Award Agreement, is terminated as a result of the Consultant's breach, all PSUs granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(b)	Where other than as may be set forth in the applicable Award Agreement and below, a Participant's employment or consulting contract is terminated by the Company or a Subsidiary without cause, by voluntary termination or due to Retirement, all PSUs granted to the Participant which, prior to the Participant's termination without cause, by voluntary termination or due to Retirement, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant shall have no right, title or interest therein whatsoever as of the Termination Date, provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The PSUs that the Board determines to have vested shall become payable in accordance with Subsection 5.2.8 hereof.

(c)	Upon termination of a Participant's employment with the Company or a Subsidiary, the Participant's eligibility to receive further grants of Awards of PSUs under this Plan shall cease as of the Termination Date.

5.2.7	DISABILITY. Where a Participant becomes afflicted by a Disability, all PSUs granted to the Participant under this Plan will continue to vest in accordance with the terms of such PSUs, provided, however, that no PSUs may be redeemed during a leave of absence. Where a Participant's employment or consulting contract is terminated due to Disability, all PSUs granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant shall have no right, title or interest therein whatsoever as of the Termination Date, provided, however, that the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The PSUs that the Board determines to have vested shall become payable in accordance with Subsection 5.2.8 hereof.

5.2.8	PAYMENT OF AWARD. Subject to the applicable Award Agreement, payment to Participants in respect of vested PSUs shall be made after the Determination Date for the applicable Award and in any case within ninety (90) days after the last day of the Performance Cycle to which such Award relates. Such payments shall be made entirely in Shares, unless otherwise provided for in the applicable Award Agreement. The Company shall issue from treasury to the Participant, or if Subsection 5.2.5 applies, to the Participant's estate, a number of Shares equal to the number of PSUs that have vested. As of the Vesting Date, the PSUs in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such PSUs.

5.2.9	PERFORMANCE EVALUATION; ADJUSTMENT OF GOALS. At the time that a PSU is first issued, the Board, in the Award Agreement or in another written document, may specify whether performance will be evaluated including or excluding the effect of any of the following events that occur during the Performance Cycle or Restriction Period, as the case may be: (A) judgments entered or settlements reached in litigation; (B) the write down of assets; (C) the impact of any reorganization or restructuring; (D) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results; (E) extraordinary non-recurring items as may be described in the Company's management's discussion and analysis of financial condition and results of operations for the applicable financial year; (F) the impact of any mergers, acquisitions, spin-offs or other divestitures; and (G) foreign exchange gains and losses.

5.2.10	ADJUSTMENT OF PERFORMANCE SHARE UNITS. The Board shall have the sole discretion to adjust the determinations of the degree of attainment of the pre-established Performance Criteria or restrictions, as the case may be, as may be set out in the applicable Award Agreement governing the relevant Performance-Based Award. Notwithstanding any provision herein to the contrary, the Board may not make any adjustment or take any other action with respect to any Performance-Based Award that will increase the amount payable under any such Award. The Board shall retain the sole discretion to adjust PSUs downward or to otherwise reduce the amount payable with respect to any Performance-Based Award.

5.3	DEFERRED SHARE UNITS

5.3.1	ELIGIBILITY AND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of DSUs to Participants. Eligible Persons and Consultants become Participants effective as of the date they first appointed or elected as a Director, employed as a Key Employee or retained as a Consultant, as applicable, and cease to be Participants on the Cessation Date for any reason. DSUs granted to a Participant in accordance with Subsection 5.3 hereof shall be credited, as of the Grant Date, to the Participant's Account.

5.3.2	ELECTION. Each Director may elect to receive any part or all of his or her Fees in DSUs under this Plan. Elections by Participants regarding the amount of their Fees that they wish to receive in DSUs shall be made no later than 90 days after this Plan is adopted by the Board, and thereafter no later than December 31 of any given year with respect to Fees for the following year. Any Director who becomes a Participant during a fiscal year and wishes to receive an amount of his or her Fees for the remainder of that year in DSUs must make his or her election within 60 days of becoming a Director.

5.3.3	CALCULATION. The number of DSUs to be credited to the Participant's Account shall be calculated by dividing the amount of Fees selected by an Director in the applicable Election Form by the Current Market Price on the Grant Date, or if more appropriate, another trading range that best represents the period for which the award was earned (or such other price as required under Exchange policies). If, as a result of the foregoing calculation, a Participant shall become entitled to a fractional DSU, the Participant shall only be credited with a full number of DSUs (rounded down) and no payment or other adjustment will be made with respect to the fractional DSU.

5.3.4	CHANGE OF CONTROL. In the event of a Change of Control which causes a Participant to cease to be an eligible Participant under this Plan in connection with such Change of Control, all DSUs granted to such Participant shall become fully vested in such Participant and shall become payable to such Participant in accordance with Subsection 5.3.5 hereof.

5.3.5	PAYMENT OF AWARD. Each Participant shall be entitled to receive, after the effective date that the Participant ceases to be an Eligible Person for any reason or any earlier vesting period(s) as may be set forth in the applicable Award Agreement, subject to Section 4.5, up to two (2) dates designated by the Participant and communicated to the Company by the Participant in writing at least fifteen (15) days prior to the designated day (or such earlier date as the Participant and the Company may agree, which dates shall be no earlier than then ninetieth (90) day following the year of the Cessation Date and no later than the end of the calendar year following the year of the Cessation Date, or any earlier period on which the DSUs vested, as the case may be) and if no such notice is given, then on the first anniversary of the Cessation Date or any earlier period on which the DSUs vested, as the case may be, at the sole discretion of the Participant, that number of Shares equal to the number of DSUs credited to the Participant's Account, such Shares to be issued from treasury of the Company.

5.3.6	DEATH. Upon death of a Participant, the Participant's estate shall be entitled to receive, within 120 days after the Participant's death and at the sole discretion of the Board, such Shares that would have otherwise been payable in accordance with Subsection 5.3.4 hereof to the Participant upon such Participant ceasing to be a Director or Key Employee.

5.4	OPTIONS

5.4.1	ELIGIBILITYAND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may determine, the Board may, from time to time, in its discretion, grant Awards of Options to Participants, provided that such Participants are determined by the Board to be bona fide Eligible Persons, Consultants and Persons performing Investor Relations Activities, as the case may be, at the time of such grant. Options granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Options to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan.

5.4.2	EXERCISE PRICE. The exercise price of the Options shall be determined by the Board at the time the Option is granted. In no event shall such exercise price be lower than the discounted market price permitted by the Exchange. The Board shall not reprice any Options previously granted under this Plan, except in accordance with the rules and policies of the Exchange. For greater certainty, the Company will be required to obtain Disinterested Shareholders Approval in respect of any extension of the term, or reduction in the exercise price, of Options granted to any Participant if the Participant is an Insider at the time of the proposed reduction or extension.

5.4.3	TIME AND CONDITIONS OF EXERCISE. The Board shall determine the time or times at which an Option may be exercised in whole or in part, provided that the term of any Option granted under this Plan shall not exceed ten years. The Board shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

5.4.4	EVIDENCE OF GRANT. All Options shall be evidenced by a written Award Agreement. The Award Agreement shall reflect the Board's determinations regarding the exercise price, time and conditions of exercise (including vesting provisions) and such additional provisions as may be specified by the Board.

5.4.5	EXERCISE. The exercise of any Option will be contingent upon receipt by the Company of a written notice of exercise in the manner and in the form set forth in the applicable Award Agreement, which written notice shall specify the number of Shares with respect to which the Option is being exercised, and which shall be accompanied by a cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the Option is exercised. Certificates for such Shares shall be issued and delivered to the Participant within a reasonable time following the receipt of such notice and payment. Neither the Participants nor their legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares unless and until the certificates for the Shares issuable pursuant to Options under this Plan are issued to such Participants under the terms of this Plan. Where the expiry date for an Option occurs during a Blackout Period, the expiry date for such Option shall be extended to the date that is ten (10) business days following the end of such Blackout Period.

5.4.6	CHANGE OF CONTROL. In the event of a Change of Control, each outstanding Option issued to Participants, to the extent that it shall not otherwise have become vested and exercisable, and subject to the applicable Award Agreement, shall automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement, but subject to the policies of the Exchange and further subject to prior Exchange approval with respect to Options issued to Persons performing Investor Relations Activities.

5.4.7	DEATH. Where a Participant shall die, any Option held by such Participant at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Participant under the Option shall pass by the will of the Participant or the laws of descent and distribution for a period of 120 days after the date of death of the Participant or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option at the date of death of such Participant.

5.4.8	TERMINATION OF EMPLOYMENT OR SERVICE

(a)	Where, in the case of Key Employees, Consultants or Persons performing Investor Relations Activities, a Participant's employment is terminated by the Company or a Subsidiary for cause, or contract, subject to the applicable Award Agreement, is terminated as a result of the Consultant's breach, no Option held by such Participant shall be exercisable from the Termination Date.

(b)	Where, in the case of Key Employees, Consultants or Persons performing Investor Relations Activities, a Participant's employment or contract is terminated by the Company or a Subsidiary without cause, by voluntary termination by the Participant or due to Retirement, subject to the applicable Award Agreement, any Option held by such Participant at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 60 days after the Termination Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed twelve (12) months from the Termination Date) or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option at the Termination Date.

(c)	Where, in the case of Key Employees, Consultants or Persons performing Investor Relations Activities, a Participant becomes afflicted by a Disability, all Options granted to the Participant under this Plan will continue to vest in accordance with the terms of such Options. Where, in the case of Key Employees, Consultants or Persons performing Investor Relations Activities, a Participant's employment or contract is terminated due to Disability, subject to the applicable Award Agreement, any Option held by such Participant shall remain exercisable for a period of 120 days after the Termination Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed twelve (12) months from the Termination Date) or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option at the Termination Date.

5.4.9	CESSATION OF DIRECTORSHIP

Where, in the case of Directors, a Participant ceases to be a Director for any reason, subject to the applicable Award Agreement and the provisions below, any Option held by such Participant at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 60 days after the Cessation Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed twelve (12) months from the Participant ceasing to be a Director) or prior to the expiration of the Option in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option as of the Cessation Date. Where, in the case of Directors, a Participant becomes afflicted by a Disability, all Options granted to the Participant under this Plan will continue to vest in accordance with the terms of such Options, provided that if a Participant ceases to be a Director due to Disability, subject to the applicable Award Agreement, any Option held by such Participant shall remain exercisable for a period of 120 days after the Cessation Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed twelve (12) months from the Cessation Date) or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option as of the Cessation Date.

5.5	STOCK APPRECIATION RIGHTS

5.5.1	ELIGIBILITYAND PARTICIPATION

Subject to the provisions of this Plan and such other terms and conditions as the Board may determine, the Board may, from time to time, in its discretion, grant awards of SARs to Participants, either on a stand-alone basis or in relation to any Option. SARs granted to a Participant shall be credited, as of the Grant Date, to the Participant's account. The number of SARs to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan.

5.5.2	SAR GRANT PRICE

The exercise price of the SAR (the "SAR Grant Price") shall be determined by the Board at the time the SAR is granted. In no event shall the SAR Grant Price be lower than the discounted market price permitted by the Exchange. Where a SAR is granted in relation to an Option, it shall be a right in respect of the same number of Shares, and the SAR Grant Price shall be the same as the exercise price of the Option it is granted in relation to. The Board shall not reprice the SAR Grant Price of any SARs previously granted under this Plan, except in accordance with the rules and policies of the Exchange.

5.5.3	PAYMENT

(a)	Subject to the provisions hereof, a SAR is the right to receive a payment in Shares equal to the excess, if any, of:

(i)	the Current Market Price immediately prior to the date such SAR is exercised; over

(ii)	the SAR Grant Price,

multiplied by the number of Shares in respect of which the SAR is being exercised (less any amount required to be withheld for taxes by applicable law) (the "SAR Amount").

(b)	For greater clarity, the actual number of Shares to be granted to the Participant pursuant to Paragraph A shall be equal to the aggregate SAR Amount divided by the Current Market Price.

(c)	Notwithstanding the foregoing, in the sole discretion of the Board, the Award Agreement may provide that the Company may elect to satisfy the exercise of a SAR (in whole or in part) by paying to the Participant cash in an amount equal to the SAR Amount in lieu of Shares.

5.5.4	TERMS OF SARS GRANTED IN CONNECTION WITH AN OPTION. SARs may be granted in relation to an Option either at the time of the grant of the Option or by adding the SAR to an existing Option. SARs granted in relation to an Option shall be exercisable only at the same time, by the same persons and to the same extent, that the related Option is exercisable. Upon the exercise of any SAR related to an Option, the corresponding portion of the related Option shall be surrendered to the Company and cancelled, and upon the exercise of any Option which has an accompanying SAR, the corresponding portion of the related SAR shall be surrendered to the Company and cancelled.

5.5.5	TERMS OF SARS GRANTED ON A STAND-ALONE BASIS. SARs shall be granted on such terms as shall be determined by the Board and set out in the Award Agreement (including any terms pertaining to vesting and settlement, subject to Section 4.5), provided the term of any SAR granted under this Plan shall not exceed ten (10) years.

5.5.6	EXERCISE. The exercise of any SAR will be contingent upon receipt by the Company of a written notice of exercise in the manner and in the form set forth in the applicable Award Agreement, which written notice shall specify the number of Shares with respect to which the SAR is being exercised. If the Participant is to receive Shares, certificates for such Shares shall be issued and delivered to the Participant within a reasonable time following the receipt of such notice. Neither the Participant nor his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares unless and until the certificates for the Shares issuable pursuant to SARs under this Plan are issued to such Participant under the terms of this Plan. When the expiration of the exercise period in respect of a SAR occurs during a Blackout Period, the exercise period for such SAR shall be extended to the date that is ten (10) business days following the end of such Blackout Period.

5.5.7	CHANGE OF CONTROL. In the event of a Change of Control which causes a Participant to cease to be an eligible Participant under this Plan in connection with such Change of Control, each outstanding SAR issued to such Participant, to the extent that it shall not otherwise have become vested and exercisable, and subject to the applicable Award Agreement, shall automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement, but subject to the policies of the Exchange.

5.5.8	DEATH. Where a Participant shall die while holding a SAR, any SAR held by such Participant at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Participant under the SAR shall pass by the will of the Participant or the laws of descent and distribution for a period of 120 days after the date of death of the Participant or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the SAR at the date of death of such Participant.

5.5.9	TERMINATION OF EMPLOYMENT OR SERVICE

(a)	Where, in the case of Key Employees, a Participant's employment is terminated by the Company or a Subsidiary for cause, subject to the applicable Award Agreement, is terminated as a result of the Consultant's breach, no SAR held by such Participant shall be exercisable from the Termination Date.

(b)	Where, in the case of Key Employees, a Participant's employment is terminated by the Company or a Subsidiary without cause, by voluntary termination by the Participant or due to Retirement, subject to the applicable Award Agreement, any SAR held by such Participant at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 60 days after the Termination Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed twelve (12) months from the Termination Date) or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the SAR at the Termination Date.

(c)	Where, in the case of Key Employees, a Participant becomes afflicted by a Disability, all SARs granted to the Participant under this Plan will continue to vest in accordance with the terms of such SARs. Where, in the case of Key Employees, a Participant's employment is terminated due to Disability, subject to the applicable Award Agreement, any SAR held by such Participant shall remain exercisable for a period of 120 days after the Termination Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed twelve (12) months from the Termination Date) or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the SAR at the Termination Date.

5.5.10	CESSATION OF DIRECTORSHIP. Where, in the case of Directors, a Participant ceases to be a Director for any reason, subject to the applicable Award Agreement and the provisions below, any SAR held by such Participant at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 60 days after the Cessation Date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the SAR as of the Cessation Date. Where, in the case of Directors, a Participant becomes afflicted by a Disability, all SARs granted to the Participant under this Plan will continue to vest in accordance with the terms of such SARs, provided that if a Participant ceases to be a Director due to Disability, subject to the applicable Award Agreement, any SAR held by such Participant shall remain exercisable for a period of 120 days after the Cessation Date or prior to the expiration of the exercise period in respect of the SAR, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the SAR as of the Cessation Date.

5.6	GENERAL TERMS APPLICABLE TO AWARDS

5.6.1	FORFEITURE EVENTS. The Board will specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for cause, violation of material Company policies, fraud, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

5.6.2	AWARDS MAY BE GRANTED SEPARATELY OR TOGETHER. Without limiting Subsection 5.5, Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award. Awards granted in addition to or in tandem with other Awards, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

5.6.3	NON-TRANSFERABILITY OF AWARDS. Except as otherwise provided in an Award Agreement, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company. The Company does not intend to make Awards assignable or transferable, except where required by law or in certain estate proceedings described herein.

5.6.4	CONDITIONS AND RESTRICTIONS UPON SECURITIES SUBJECT TO AWARDS. The Board may provide that the Shares issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Board in its sole discretion may specify, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation: (A) restrictions under an insider trading policy or pursuant to applicable law; (B) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant; (C) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and (D) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

5.6.5	SHARE CERTIFICATES. All Shares delivered under this Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under this Plan or the rules, regulations, and other requirements of any securities commission, the Exchange, and any applicable securities legislation, regulations, rules, policies or orders, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

5.6.6	CONFORMITY TO PLAN. In the event that an Award is granted which does not conform in all particulars with the provisions of this Plan, or purports to grant an Award on terms different from those set out in this Plan, the Award shall not be in any way void or invalidated, but the Award shall be adjusted by the Board to become, in all respects, in conformity with this Plan.

Section 6. AMENDMENT AND TERMINATION

6.1	AMENDMENTS AND TERMINATION OF THIS PLAN. The Board shall have the right:

6.1.1	without the approval of the Shareholders, subject to Section 6.1.2 of the Plan, to make any amendments to the Plan, including but not limited to the following amendments:

(i)	any amendment of a "housekeeping" nature, including, without limitation, amendments to fix typographical errors or to clarify existing provisions of this Plan that do not have the effect of altering the scope, nature and intent of such provisions;

(ii)	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Company is subject, including the Exchange, or to otherwise comply with any applicable law or regulation;

(iii)	other than changes to the expiration date and the exercise price of any Award as described in Sections 6.1.2(ii) through Section 6.1.2(iv) of this Plan, any amendment, with the consent of the Participant, to the terms of any Award previously granted to such Participant under the Plan; and

(iv)	any amendment respecting the administration or implementation of the Plan.

6.1.2	with the approval of the Shareholders by ordinary resolution, including if required by the Exchange, Disinterested Shareholder Approval, to make any amendment to the Plan not contemplated by Section 6.1.1 of the Plan, including, but not limited to:

(i)	any change to the number of Shares issuable from treasury under the Plan, including an increase to the fixed maximum percentage or number of Shares or a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares or vice versa, other than an adjustment pursuant to Section 4.3 of the Plan;

(ii)	any amendment which reduces the exercise price of any Award, other than an adjustment pursuant to Section 4.3 of the Plan; provided, however, that, for greater certainty, the Company will be required to obtain Disinterested Shareholders Approval in respect of any extension of the term, or reduction in the exercise price, of Options granted to any Participant if the Participant is an Insider at the time of the proposed reduction or extension.

(iii)	any amendment which extends the expiry date, or the Restriction Period, as applicable, of any Award, beyond the original expiry date or Restriction Period, as applicable;

(iv)	any amendment which cancels any Award and replaces such Award with an Award which has a lower exercise price or other entitlement, other than an adjustment pursuant to Section 4.3 of the Plan;

(v)	any amendment to the provisions concerning the effect of the termination of an Participant's position, employment or services on such Participant's status under the Plan;

(vi)	any amendment to the categories of persons who are Participants;

(vii)	any amendment which would permit Awards to be transferred or assigned by any Participant other than as allowed by Section 5.6.3 of the Plan; and

(viii)	any amendments to this Section 6.1 of the Plan.

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Exchange.

6.2	AMENDMENTS TO AWARDS. The Board may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively. No such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant's consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Board determines in its sole discretion that such amendment or alteration either (i) is required or advisable in order for the Company, this Plan or the Award to satisfy or conform to any law or regulation or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award.

Section 7. GENERAL PROVISIONS

7.1	NO RIGHTS TO AWARDS. No Director, Key Employee, Consultant, Persons performing Investor Relations Activities or other Person shall have any claim to be granted any Award under this Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award, and further there is no obligation for uniformity of treatment of Directors, Key Employees, Consultant, Persons performing Investor Relations Activities or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

7.2	WITHHOLDING. The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under this Plan the amount (in cash, Shares, other securities, or other Awards) of withholding taxes due in respect of an Award, its exercise, or any payment or transfer under such Award or under this Plan and to take such other action as may be necessary in the opinion of the Company to satisfy statutory withholding obligations for the payment of such taxes. Without in any way limiting the generality of the foregoing, whenever cash is to be paid on the redemption, exercise or vesting of an Award, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments. Whenever Shares are to be delivered on the redemption, exercise or vesting of an Award, the Company shall have the right to deduct from any other amounts payable to the Participant any taxes required by law to be withheld with respect to such delivery of Shares, or if any payment due to the Participant is not sufficient to satisfy the withholding obligation, to require the Participant to remit to the Company in cash an amount sufficient to satisfy any taxes required by law to be withheld. At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by:

7.2.1	electing to have the Company withhold from delivery Shares having a value equal to the amount of tax required to be withheld, or

7.2.2	delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and to deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

7.3	NO LIMIT ON OTHER SECURITY-BASED COMPENSATIONARRANGEMENTS. Nothing contained in this Plan shall prevent the Company or a Subsidiary from adopting or continuing in effect other security based compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

7.4	NO RIGHT TO EMPLOYMENT. The grant of an Award shall not constitute an employment contract nor be construed as giving a Participant the right to be retained in the employ of the Company. Further, the Company may at any time dismiss a Participant from employment, free from any liability, or any claim under this Plan, unless otherwise expressly provided in this Plan or in any Award Agreement.

7.5	NO RIGHT AS SHAREHOLDER. Neither the Participant nor any representatives of a Participant's estate shall have any rights whatsoever as Shareholders in respect of any Shares covered by such Participant's Award, until the date of issuance of a share certificate to such Participant or representatives of a Participant's estate for such Shares.

7.6	CURRENCY. Unless expressly stated otherwise, all dollars amounts in this Plan are in Canadian dollars.

7.7	GOVERNING LAW. This Plan and all of the rights and obligations arising here from shall be interpreted and applied in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

7.8	SEVERABILITY. If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award, and the remainder of this Plan and any such Award shall remain in full force and effect.

7.9	NO TRUST OR FUND CREATED. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured creditor of the Company.

7.10	NO FRACTIONAL SHARES. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award, and the Board shall determine whether cash, or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

7.11	HEADINGS. Headings are given to the Sections and Subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

7.12	NO REPRESENTATION OR WARRANTY. The Company makes no representation or warranty as to the value of any Award granted pursuant to this Plan or as to the future value of any Shares issued pursuant to any Award.

7.13	NO REPRESENTATIONS OR COVENANTS WITH RESPECT TO TAX QUALIFICATION. Although the Company may, in its discretion, endeavor to (i) qualify an Award for favourable Canadian tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under this Plan.

7.14	CONFLICT WITH AWARD AGREEMENT. In the event of any inconsistency or conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern for all purposes.

7.15	COMPLIANCE WITH LAWS. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges on which the Company is listed as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

7.15.1	obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

7.15.2	completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

Section 8. EFFECTIVE DATE OF THIS PLAN

This Plan shall become effective upon the date (the "Effective Date") of approval by the Shareholders of the Company given by affirmative vote of the majority of the Shares represented at the meeting of the Shareholders of the Company at which motion to approve the Plan is presented.

Section 9, TERM OF THIS PLAN

This Plan shall terminate automatically ten (10) years after the Effective Date, provided that this Plan may be terminated on any earlier date as provided in Section 6 hereof, or if any approvals required by the Exchange are not obtained on the terms and conditions required thereby.